As filed with the Securities and Exchange Commission on December 13, 2021

Registration No. 333-109622
Registration No. 811-02513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 26	[X]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Variable Annuity Account C
(Exact Name of Registrant)

Voya Retirement Insurance and Annuity Company
(Name of Depositor)

One Orange Way
Windsor, Connecticut 06095-4774
(Address of Depositor's Principal Executive Offices) (Zip Code)

(860) 580-1631
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

_______	immediately upon filing pursuant to paragraph (b) of Rule 485
_______	on _______ pursuant to paragraph (b) of Rule 485
___X___	60 days after filing pursuant to paragraph (a)(1)
_______	on _______ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

_______	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Fixed or Variable, Group or Individual Immediate Annuity Contract

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

VOYA FLEXIBLE INCOME ANNUITY
A FIXED OR VARIABLE, GROUP AND/OR INDIVIDUAL
IMMEDIATE ANNUITY CONTRACT
issued by
Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

This prospectus describes a fixed or variable, group and/or individual immediate annuity contracts (the "Contract" or the "Contracts") issued by Voya Retirement Insurance and Annuity Company ("VRIAC," the "Company," "we," "us" and "our") through its Variable Annuity Account C (the "Separate Account"). The Contract is available as an internal exchange from certain existing annuity contracts issued by the Company or certain of its affiliates, and to any participants in a retirement plan where the Plan Sponsor has purchased a group master contract (whether or not connected with an internal exchange). There is one class of contract described in this prospectus. The contract may be issued as either a nonqualified contract, or as a qualified contract for use with a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Internal Revenue Code of 1986 ("Tax Code") or with retirement plans under Tax Code Sections 401, 403(b) or 457. Contracts sold in New York are not available to 457 plans.

Before you participate in the Contract through your retirement plan, you should read this prospectus. It provides facts about the Contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the Contract is appropriate for their plan.

**If you are a new Investor in the Contract,
you may cancel your Contract within 10 days of receiving it without paying fees or penalties.**

In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Account Value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission's staff and is available at Investor.gov.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

Contract Prospectus Dated May 1, 2022

PRO.109622-22

TABLE OF CONTENTS

GLOSSARY OF TERMS USED IN THIS PROSPECTUS

The following are some of the important terms used throughout this prospectus that have special meaning. There are other capitalized terms that are explained or defined in other parts of this prospectus.

Account Value: The current dollar value of amounts allocated to the Subaccounts of Variable Annuity Account C, which includes investment performance and fees deducted from the Subaccounts.

Annuitant. The Annuitant is the person(s) on whose life expectancy the Income Payments are calculated.

Annuity Unit: A unit of measurement that represents the time accumulated during an annuity Contract.

Annuity Unit Value: The value of each Annuity Unit in a Subaccount.

Beneficiary (or Beneficiaries): The person designated to receive the death benefit payable under the Contract.

Contract or Contracts: The group or individual deferred fixed and variable annuity Contract offered by your Plan Sponsor as a funding vehicle for your retirement plan.

Contract Holder: The person to whom we issue the Contract. Generally, the Plan Sponsor or a trust. We may also refer to the Contract Holder as the Contract Owner.

Contract Year: A 12-month period measured from the date we establish the Contract, or measured from any anniversary of that date.

Customer Service: The location from which we service the Contracts. The mailing address and telephone number of Customer Service is Payout Services, One Orange Way, Windsor, CT 06095-4774, 1-800-584-6001.

Fixed Dollar Option: Generally, your payments will be a fixed amount from Income Payments.

Fixed Income Payments: The way in which payments are received that will not vary.

Fund(s): The underlying mutual Funds in which the Subaccounts invest.

General Account: The account that contains all of our assets other than those held in Variable Annuity Account C or one of our other separate accounts.

Good Order: Generally, a request is considered to be in "Good Order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out. We can only act upon written requests that are received in Good Order.

Immediate Annuity: The Investor receives a guaranteed income within one year from the date of a single premium purchase.

Income Payments: The payments you receive from your Contract.

Investor (also "you" or "participant"): The individual who participates in the Contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Purchase Payment: Collectively, the initial Purchase Payment and any additional Purchase Payment.

Subaccount: Division(s) of Variable Annuity Account C that are investment options under the Contract. Each Subaccount invests in a corresponding underlying mutual Fund.

Tax Code: The Internal Revenue Code of 1986, as amended.

VRIAC, the Company, we, us and our: Voya Retirement Insurance and Annuity Company, a stock company domiciled in Connecticut, that issues the Contract described in this prospectus.

Valuation Date: Each date on which the Accumulation Unit Value of the Subaccounts of Variable Annuity Account C and the Net Asset Value of the shares of the underlying Funds are determined. Currently, these values are determined after the close of business of the New York Stock Exchange ("NYSE") on any normal Business Day, Monday through Friday, when the NYSE is open for trading.

Variable Annuity Account C, the Separate Account: Voya Variable Annuity Account C, a segregated asset account established by us to fund the variable benefits provided by the Contract. The Variable Annuity Account C is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and it also meets the definition of "separate account" under the federal securities laws.

Variable Investment Options: The Subaccounts of Variable Annuity Account C. Each one invests in a specific mutual Fund.

KEY INFORMATION

Important Information You Should Consider About the Contract

FEES AND EXPENSES	
Charges for Early Withdrawals	If the Investor withdraws money from the Contract within seven (7) years following a specified date, the Investor can be assessed an early withdrawal charge equal to a maximum of 7% of the remaining guaranteed Income Payments withdrawn. The specified date referenced in the preceding sentence can vary depending on the terms of the Contract, and will be either: (1) the date the individual account was established; (2) the date the Contract was established; or (3) not exceed 8.5% of Purchase Payment Periods. **There is no surrender charge under this Contract.** See "**FEE TABLES –** *Transaction Expenses*" and "**CHARGES AND FEES –** *Transaction Fees* **– Early Withdrawal Charge.**"
Transaction Charges	In addition to the early withdrawal charge, the Investor may also be charged for other transactions: • Certain Funds may impose redemption fees as a result of withdrawals, transfers or other Fund transactions you may initiate; and See "**FEE TABLES –** *Transaction Expenses*" and "**CHARGES AND FEES.**"
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay *each year*, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract Expenses *(varies by Contract class)*	0.95%[1, 2]	2.50%[1, 2]
Fund Fees and Expenses *(annual charges)*	[X.XX]%[3]	[X.XX]%[3]

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[1] As a percentage of average Account Value.

[2] The base contract expenses include the (1) mortality and expense risk charge (1.50% is the maximum we can charge for Contracts Without the Guaranteed Minimum Income Feature. We currently charge 1.95% for Contracts With the Five-Year Guaranteed Minimum Income Feature); and (2) an administrative expense charge equal to 0.25% annually of your Account Value invested in the Subaccounts. The administrative expense charge is currently not imposed; however, we reserve the right to impose this charge for new contracts. **See "CHARGES AND FEES –** *Periodic Fees and Charges.***"**

[3] These expenses, which include management fees, distribution (12b-1) and/or service fees and other expenses, do not take into account any fee waiver or expense reimbursement arrangements that may apply. These expenses are for the year ended December 31, 2021, and will vary from year to year.

FEES AND EXPENSES
(continued from previous page)

Ongoing Fees and Expenses (annual charges)	Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay *each year* based on current charges. This estimate assumes that you do not take withdrawals from the Contract.
	Lowest Annual Cost Estimate: $[ ] Assumes: • Investment of $100,000; • 5% annual appreciation; • Least expensive combination of Contract classes and Fund fees and expenses; • No optional benefits; • No sales charges; and • No additional Purchase Payments, transfers or withdrawals.	**Highest Annual Cost Estimate: $[ ]** Assumes: • Investment of $100,000; • 5% annual appreciation; • Most expensive combination of Contract classes, optional benefits and Fund fees and expenses; • No sales charges; and • No additional Purchase Payments, transfers or withdrawals.
	See "**FEE TABLES –** *Annual Contract Expenses*" and "**CHARGES AND FEES –** *Periodic Fees and Charges*."

RISKS

Risk of Loss	~~You~~ An Investor can lose money by investing in the Contract. See "**PRINCIPAL RISKS OF INVESTING IN THE CONTRACT.**"
Not a Short-Term Investment	This Contract is not designed for short-term investing and is not appropriate for an Investor who needs ready access to cash. The Contract is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan and may expose you to early withdrawal charges or tax penalties. You should not participate in this Contract if you are looking for a short-term investment or expect to make withdrawals before you are age 59½. See "**PRINCIPAL RISKS OF INVESTING IN THE CONTRACT.**"
Risks Associated with Investment Options	An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract. Each investment option (including the Fixed Dollar Option) will have its own unique risks, and you should review these investment options before making an investment decision. See "**THE INVESTMENT OPTIONS –** *The Variable Investment Options*" and **APPENDIX A.**
Insurance Company Risks	An investment in the Contract is subject to the risks related to VRIAC, including that any obligations, including under the Fixed Dollar Option, guarantees or benefits are subject to the claims-paying ability of VRIAC. More information about VRIAC, including its financial strength ratings, is available upon request, by contacting Customer Service. See "**THE CONTRACT –** *The General Account*."

RESTRICTIONS	
Investments	• Generally the Contract Holder or you, if permitted by the plan, may select no more than 25 investment options at enrollment. Thereafter, more than 25 investment options can be selected at any one time; • Some Subaccounts may not be available through certain Contracts, your plan or in some states; • There are certain restrictions on transfers from the Subaccounts; • The Company reserves the right to combine two or more Subaccounts, close Subaccounts or substitute a new Fund for a Fund in which a Subaccount currently invests; and • The Contract is not designed to serve as a vehicle for frequent transfers. We actively monitor Fund transfer and reallocation activity to identify violations of our Excessive Trading Policy. Electronic trading privileges will be suspended if the Company determines, in its sole discretion, that our Excessive Trading Policy has been violated. See "THE INVESTMENT OPTIONS – *Selecting Investment Options* and *Right to Change the Separate Account*" and "THE CONTRACT – *Limits on Frequent or Disruptive Transfers*."
Optional Benefits	We may discontinue or restrict the availability of an optional benefit. See "THE CONTRACT – *Contract Provisions and Limitations* – Death Benefit Options."
TAXES	
Tax Implications	• You should consult with a tax and/or legal adviser to determine the tax implications of an investment in, and distributions received under, the Contract; • There is no additional tax benefit to the Investor if the Contract is purchased through a tax-qualified plan or individual retirement account ("IRA"); and • Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. See "FEDERAL TAX CONSIDERATIONS."
CONFLICTS OF INTEREST	
Investment Professional Compensation	• We pay compensation to broker/dealers whose registered representatives sell the Contract. • Compensation may be paid in the form of commissions or other compensation, depending upon the agreement between the broker/dealers and the registered representative. • Because of this sales-based compensation, an investment professional may have a financial incentive to offer or recommend the Contract over another investment. See "OTHER TOPICS – *Contract Distribution*."
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should exchange your Contract only if you determine, after comparing the features, fees and risks of both contracts, that it is preferable for you to purchase the new contract rather than continue to own the existing Contract. See "PRINCIPAL RISKS OF INVESTING IN THE CONTRACT."

OVERVIEW OF THE CONTRACT

This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this prospectus, the related Statement of Additional Information ("SAI"), the Contract and the summary or full prospectuses for the Funds being considered. We urge you to read the entire prospectus as it describes all material features and benefits of the Contract and your rights and limitations thereunder. It also sets forth information you should know before making the decision to participate in the Contract through your retirement plan. Certain features and benefits may vary depending on the state in which your Contract is issued.

Purpose

The Contract described in this prospectus is a fixed or variable, group and/or individual immediate annuity contract. It is designed for individuals who would like regular Income Payments from an annuity Contract. It is intended to be used as a funding vehicle for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under Tax Code Sections 401(a), 401(k), 403(b) and 457. The Contract may be issued as either a nonqualified contract, or as a qualified contract for use with a traditional Individual Retirement Annuity ("IRA") under Section 408(b). Contracts sold in New York are not available for 457 plans.

The Contract is available as an internal exchange from certain existing annuity contracts issued by the Company or certain of its affiliates, and to any participants in a retirement plan where the Plan Sponsor has purchased a group master Contract (whether or not connected with an internal exchange). We may also issue Contracts directly without a relationship to an existing Company Contract or a retirement plan. When considering whether to purchase or participate in the Contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

The Variable Investment Options

The Variable Investment Options are Subaccounts within the Separate Account. Each Subaccount invests its assets directly in shares of a corresponding underlying Fund, and each Fund has its own distinct investment objectives, fees and expenses and investment advisers. Earnings on amounts invested in a Subaccount will vary depending upon the performance and fees of the corresponding underlying Fund. You do not invest directly in or hold shares of the Funds. **Additional information about each underlying Fund is set forth in the section of this prospectus called "APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT."**

There is no guarantee that your Account Value will increase. Depending upon the investment experience of each Fund in which a Subaccount invests, your Account Value may increase or decrease daily. You bear the investment risk for the Funds in which the Subaccounts invest; you will benefit from favorable investment experience but also bear the risk of poor investment performance.

The Fixed Income Payments

If you select Fixed Income Payments, the amount of your Fixed Income Payment will not vary. Except as specifically mentioned, this prospectus describes only the variable Incomes Options. **See APPENDIX B: FIXED DOLLAR OPTION.**

Contract Features

Death Benefit. A Beneficiary may receive a death benefit in the event of your death from any Guaranteed Income payments. **See "DEATH BENEFIT."**

Withdrawals. Some Income Payment options allow you to withdraw a portion or all of any remaining guaranteed payments. An Early withdrawal charge may apply. **See "WITHDRAWALS."**

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender or make withdrawals from the Contract or take a loan from the Contract. State premium taxes may also be deducted.

Transaction Expenses

Maximum Early Withdrawal Charge[4] *(as a percentage of amount withdrawn, if applicable)*	7.00%
Premium Tax[5]	0.00% to 3.50%

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract (not including Fund fees and expenses).

Annual Contract Expenses

	For Contracts Without the Guaranteed Minimum Income Feature	For Contracts With the Five-Year Guaranteed Minimum Income Feature
Base Contract Expenses [6] *(as a percentage of average Account Value)*	0.95%	2.50%[7]

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. A complete list of the Funds available under the Contract, including their annual expenses, may be found in APPENDIX A of this prospectus.

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[4]   This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "**CHARGES AND FEES**" section. In the case of a partial withdrawal, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. **See "CHARGES AND FEES."**

[5]   We reserve the right to deduct a charge for premium taxes from your Purchase Payment on the Contract effective date. **See "CHARGES AND FEES –** *Premium and Other Taxes."*

[6]   The mortality and expense risk charge, included in the base contract expenses, compensates us for the mortality and expense risks we assume under the Contract. We currently do not impose an administrative expense charge; however, we reserve the right to impose this charge for new contracts and to deduct a daily charge from the Subaccounts equivalent to not more than 0.25% annually. **See "CHARGES AND FEES –** *Periodic Fees and Charges –* **Mortality and Expense Risk Charge."**

[7]   The Five-Year Guaranteed Minimum Income Charge of 1.00% terminates after five (5) years.

Annual Fund Expenses

	Minimum	Maximum
Expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses (as of December 31, 2021).	[X.XX]%	[X.XX]%

See "CHARGES AND FEES – *Fund Fees and Expenses*" for additional information about the fees and expenses of the Funds, including information about the revenue we may receive from each of the Funds or the Funds' affiliates.

Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses (assuming no loans), annual Contract expenses and annual Fund expenses.

The following examples assume that you invest $100,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the most expensive combination of annual Fund expenses. For the purpose of these Examples, we deducted the maximum contract fees and expenses and the maximum total annual fees and expenses of any of the funds available for each type of contract and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually for the first five years, as applicable) and assume you have selected the "nonlifetime–guaranteed payments" income payment option for a 15 year period with a 3.5% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Applicable to Contracts Without the Guaranteed Minimum Income Feature:

Example A: If you withdraw your entire Account Value at the end of the applicable time period:	**1 Year** [$X,XXX]	**3 Years** [$X,XXX]	**5 Years** [$X,XXX]	**10 Years** [$X,XXX]
Example B: If you do not withdraw your entire Account Value or if you select an Income Payment option at the end of the applicable time period:*	**1 Year** [$X,XXX]	**3 Years** [$X,XXX]	**5 Years** [$X,XXX]	**10 Years** [$X,XXX]

Applicable to Contracts With the Five-Year Guaranteed Minimum Income Feature:

Example A: If you withdraw your entire Account Value at the end of the applicable time period:	**1 Year** [$X,XXX]	**3 Years** [$X,XXX]	**5 Years** [$X,XXX]	**10 Years** [$X,XXX]
Example B: If you do not withdraw your entire Account Value or if you select an Income Payment option at the end of the applicable time period:*	**1 Year** [$X,XXX]	**3 Years** [$X,XXX]	**5 Years** [$X,XXX]	**10 Years** [$X,XXX]

* This example will not apply if during the Income Phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the Accumulation Phase and may be subject to an early withdrawal charge. (Refer to Example A.)

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

The decision to participate or invest in the Contract should be discussed with your financial representative. Make sure that you understand the risks you will face when you consider an investment in the Contract.

There are risks associated with investing in the Contract.

- **Investment Risk** – You bear the risk of any decline in the Account Value caused by the performance of the underlying Funds held by the Subaccounts. Those Funds could decline in value very significantly, and there is a risk of loss of your entire amount invested. The risk of loss varies with each underlying Fund. The investment risks are described in the prospectuses for the underlying Funds;
- **Insurance Company Insolvency** – It is possible that we could experience financial difficulty in the future and even become insolvent, and therefore become unable to provide all of the guarantees and benefits that exceed the assets in the Separate Account that we have promised;
- **Tax Consequences** – Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time Funds are left in the Contract. You should not participate in this Contract if you are looking for a short-term investment or expect to need to make withdrawals before you are age 59½; and
- **Cyber Security and Certain Business Continuity Risks** – Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure Investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

THE COMPANY

Voya Retirement Insurance and Annuity Company ("VRIAC," the "Company," "we," "us" and "our") issues the Contracts described in this prospectus and is responsible for providing each Contract's insurance and annuity benefits. All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our General Account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, CT 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor, the Internal Revenue Service ("IRS") and the Office of the Comptroller of the Currency. For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the "Separate Account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The Separate Account was established as a segregated asset account to fund variable annuity contracts. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the Separate Account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. All obligations arising under the Contract are obligations of the Company.

Information regarding each underlying Fund, including: (1) its name; (2) its investment adviser and any subadviser; (3) current expenses; and (4) performance is available in **APPENDIX A** to this prospectus. Each Fund has issued a prospectus that contains more detailed information about the Fund. You may obtain paper or electronic copies of those prospectuses by contacting Customer Service.

THE INVESTMENT OPTIONS

When you purchase the Contract, your Purchase Payment (less any applicable premium tax) will be applied to the investment options you select. Some investment options may be unavailable through certain contracts and plans, or in some states. If you select variable investment options, you will receive variable Income Payments. If you select the fixed dollar option, you will receive fixed Income Payments. If you select one or more variable investment options and the fixed dollar option, a portion of your payment will vary and a portion will remain fixed.

The Variable Investment Options

These options are Subaccounts of the Separate Account. Each Subaccount invests directly in shares of a corresponding mutual Fund, and earnings on amounts invested in a Subaccount will vary depending upon the performance and fees of its underlying Fund. You do not invest directly in or hold shares of the Funds.

Certain information about the Funds available through the Subaccounts of the Separate Account appears in **APPENDIX A** to this prospectus. Please also refer to the Fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge by contacting Customer Service, by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selection of Underlying Funds

The underlying Funds available through the Contracts described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying Funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying Fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying Fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the Fund can provide marketing and distribution support for sales of the Contracts. **(For additional information on these arrangements, please refer to the "Revenue from the Funds" subsection of this prospectus.)** We review the Funds periodically and may, subject to certain limits or restrictions, remove a Fund or limit its availability to new investment if we determine that a Fund no longer satisfies one or more of the selection criteria, and/or if the Fund has not attracted significant allocations under the Contracts. We have included certain of the Funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Fund of Funds

Certain Funds may be structured as "Fund of Funds" or "master-feeder" Funds. These Funds may have higher fees and expenses than a Fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying Funds in which they invest. These Funds may be affiliated Funds, and the underlying Funds in which they invest may be affiliated as well. The Fund prospectuses disclose the aggregate annual operating expenses of each Fund and its corresponding underlying Fund or Funds.

Funds With Managed Volatility Strategies

As described in more detail in the Fund prospectuses, certain Funds employ a managed volatility strategy that is intended to reduce the Fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your Account Value rising less than would have been the case if you had been invested in a Fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in Funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Account Value may decline less than would have been the case if you had not invested in Funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the Fund's optimal risk targets, and the Fund may not perform as expected.

Insurance-Dedicated Funds *(Mixed and Shared Funding)*.

Some of the Funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such Funds are often referred to as "insurance-dedicated Funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a Fund, which the Subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a Fund, which the Subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the Funds or the Funds' affiliates. This revenue may include:

- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as subaccounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the Funds or the Funds' affiliates, such as:

- Communicating with customers about their Fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including Subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, Fund prospectuses and other Fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from Fund assets. Any such fees deducted from Fund assets are disclosed in the Fund prospectuses. Additional payments, which are not deducted from Fund assets and may be paid out of the legitimate profits of Fund advisers and/or other Fund affiliates, do not increase, directly or indirectly, Fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the Funds or from the Funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the Funds offered through the Contract. This revenue is one of several factors we consider when determining Contract fees and charges and whether to offer a Fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated Funds than to offer unaffiliated Funds.**

Assets allocated to affiliated Funds, meaning Funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated Funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated Funds, meaning Funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated Funds may be based either on an annual percentage of average net assets held in the Fund by the Company or a share of the Fund's management fee.

In the case of affiliated Funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, Fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated Fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated Funds provide the Company with a financial incentive to offer affiliated Funds through the Contract rather than unaffiliated Funds.

Additionally, in the case of affiliated Funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated Funds or their affiliates is based on an annual percentage of the average net assets held in that Fund by the Company. Some unaffiliated Funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated Fund families currently offered through the Contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2021, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows: **[To be updated by Amendment.]**

1. Fidelity® Variable Insurance Products Funds;
2. Franklin Templeton Variable Insurance Products Trust Funds;
3. Invesco V.I. Funds;
4. Lord Abbett Series Funds; and;
5. Calvert Funds.

If the revenues received from the affiliated Funds were taken into account when ranking the Funds according to the total dollar amount they paid to the Company or its affiliates in 2021, the affiliated Funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated Funds described above, affiliated and unaffiliated Funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a Fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated Funds. **See also "CONTRACT DISTRIBUTION."**

Possible Conflicts of Interest

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a Fund. For example, if a conflict of interest occurred and one of the Subaccounts withdrew its investment in a Fund, the Fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each Fund's board of directors or trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

For additional risks associated with each Fund, please see the Fund's prospectus.

Voting Rights

Each of the Subaccounts holds shares in a Fund and each is entitled to vote at regular and special meetings of that Fund. Under our current view of applicable law, we will vote the shares for each Subaccount as instructed by persons having a voting interest in the Subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the Separate Account will receive periodic reports relating to the Funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any Fund you invest in through the Subaccounts. The number of votes is equal to the portion of reserves set aside for the contract's share of the Fund, divided by the net asset value of one share of that Fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the Separate Account.

Right to Change the Separate Account

We do not guarantee that each Fund will always be available for investment through the Contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the Separate Account with respect to some or all classes of Contracts:

- Offer additional Subaccounts that will invest in new Funds or Fund classes we find appropriate for contracts we issue;
- Combine two or more Subaccounts;
- Close Subaccounts. We will provide advance notice by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available Subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting Customer Service**;**
- Substitute a new Fund for a Fund in which a Subaccount currently invests. In the case of a substitution, the new Fund may have different fees and charges than the Fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A Fund no longer suits the purposes of your Contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the Fund's investment objectives or restrictions;
  - ▷ The Fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the Contract;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your Plan Sponsor.

We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of Contracts to which the Contract belongs.

Fixed Dollar Option

For a description of the Fixed Dollar Option that may be available through the Contract, see **APPENDIX B**.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which Subaccounts or Fixed Interest Options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some Subaccounts invest in Funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other Funds. For example, Funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, Funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your Account Value resulting from the performance of the Funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the Funds – including each Fund's prospectus, SAI and annual and semi-annual reports, the Fund prospectus and the Fixed Dollar Option **Appendix** in this prospectus. After you make your selections, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some Subaccounts may not be available through your Contract and plans or in some states. Your Plan Sponsor may also have selected a subset of Variable Investment options to be available under your plan; and
- **Transfers Among Variable Investment Options.** You may transfer amounts among the available Subaccounts. The Company reserves the right to limit such transfers to 12 in any calendar year and to establish a minimum transfer amount. Transfers are not allowed into or out of the Fixed Dollar Option; and.
- **Transfer Requests.** Requests may be made, after the Contract is issued, in writing, by telephone or, where applicable, electronically at www.voyaretirementplans.com.

CHARGES AND FEES

The charges we assess and the deductions we make under the Contract are in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The charges and fees under the Contract may result in a profit to us.

The following repeats and adds to information provided in the "**FEE TABLES**" section. Please review both this section and the "**FEE TABLES**" section for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your Account Value of remaining guaranteed Income Payments may be subject to an early withdrawal charge. In the case of a partial withdrawal, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. The early withdrawal charge may also be referred to as a surrender charge. Not all contracts permit withdrawals

When/How. At the time of withdrawal we deduct this charge from the amount withdrawn.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the Contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: The charge is a percentage of the present value of any remaining guaranteed payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract. Although the maximum early withdrawal charge is 7% of the remaining guaranteed payments withdrawn, the total early withdrawal charge will never be more than 8.5% of your purchase payment to the contract.

Early Withdrawal Charge Schedule

Number of Years from Contract Effective Date[*]	Early Withdrawal Charge
Fewer than 1[**]	7%
1 or more but fewer than 2	6%
2 or more but fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Internal Exchanges. In the case of amounts transferred from a prior contract or other arrangement issued or administered by the Company or certain of its affiliates, the "Number of Years from Contract Effective Date" is calculated from the date of the first Purchase Payment made under the individual's account under the prior contract or if earlier, the effective date of the individual's account under the prior contract or other arrangement. There is no surrender charge under this contract on amounts transferred or rolled over as an internal transfer when the prior contract or arrangement imposed a front end load, there was no applicable surrender charge under the prior contract or arrangement, or if the prior contract or arrangement would not have assessed a surrender charge if the money had been transferred to a contract issued by a non–affiliated company.

Fund Redemption Fees

Certain Funds may impose redemption fees as a result of withdrawals, transfers or other Fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual Funds as a result of withdrawals, transfers or other Fund transactions you initiate and remit such fees back to that Fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Account Value. For a more complete description of the Funds' fees and expenses, review each Fund's prospectus.

Periodic Fees and Charges

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of values invested in the Subaccounts. We currently charge 0.95% annually.

When/How. This fee is deducted daily from the Subaccounts corresponding to the Funds you select.

Purpose. This fee compensates us for the mortality and expense risks we assume under the Contracts, namely:
- Mortality risks are those risks associated with our promise to make lifetime Income Payments based on annuity rates specified in the Contract and our funding of the death benefits (including any guaranteed death benefits) and other payments we make to owners or Beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the Contracts will exceed the maximum costs that we can charge.

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[*] For participants under a group Contract, the early withdrawal charge will be calculated based on the number of years from the certificate effective date. For amounts transferred into this Contract as an internal exchange, see **Internal Exchanges** above.

[**] Certain contracts do not allow withdrawals during the first Contract Year.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the Contract, we will bear the loss. We may use any excess to recover distribution costs relating to the Contract and as a source of profit. We expect to earn a profit from this fee.

Administrative Expense Charge

Maximum Amount. We currently do not charge an administrative expense charge. We reserve, however, the right to charge up to 0.25% annually of values invested in the Subaccounts.

When/How. If imposed, we deduct this charge daily from the Subaccounts corresponding to the funds you select.

Purpose. This charge helps defray the cost of providing administrative services under the Contracts and in relation to the Separate Account and Subaccounts.

Five-Year Guaranteed Minimum Income Charge

This additional charge is assessed only if you select the five–year guaranteed minimum income feature.

Amount: 1.00% annually of values invested in the subaccounts until the five–year guarantee period has ended.

When/How. We deduct this charge daily from the Subaccounts corresponding to the funds you select. This charge will be assessed only during the first five contract years.

Purpose. This charge compensates us for the additional mortality and expense risks we assume by guaranteeing minimum Income Payments. For additional information regarding those risks, see "**Mortality and Expense Risk Charge – Purpose**" in this section.

Reduction or Elimination of Certain Fees

When sales of the Contract are made to individuals or a group of individuals in a manner that results in savings of sales or administration expenses, we may reduce or eliminate the early withdrawal charge or mortality and expense risk charge. Our decision to reduce or eliminate either of these charges will be based on one or more of the following:
- The size and type of group of individuals to whom the Contract is issued;
- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of its affiliates, receiving distributions or making transfers from other contracts or arrangements offered by us or one of our affiliates, or transferring amounts held under qualified plans sponsored by the Company or an affiliate; or
- The type and frequency of administrative and sales services to be provided.

The reduction or elimination of any of these charges will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the Contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these charges may be subject to state approval.

Fund Fees and Expenses

Each Fund deducts management/investment advisory fees from the amounts allocated to the Fund. In addition, each Fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the Fund. Furthermore, certain Funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Fund shares. Fund fees and expenses are deducted from the value of the Fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases Fund shares. Fund fees and expenses are one factor that impacts the value of a Fund's shares. **To learn more about Fund fees and expenses, the additional factors that can affect the value of a Fund's shares and other important information about the Funds, refer to the Fund prospectuses.**

Less expensive share classes of the Funds offered through this Contract may be available for investment outside of this Contract. You should evaluate the expenses associated with the Funds available through this Contract before making a decision to invest.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 3.5%, depending upon the jurisdiction.

When/How. Our current practice is to reflect the cost of premium taxes in our Income Payment rates. We reserve the right, however, to deduct a charge for premium taxes from your Purchase Payment on the Contract effective date. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates. Unless directed otherwise, we will deduct any premium tax charges proportionately from the Subaccounts and Fixed Dollar Option in which you are invested.

In addition, we reserve the right to assess a charge for any federal taxes due against the Separate Account. **See "FEDERAL TAX CONSIDERATIONS."**

THE CONTRACT

The Contract described in this prospectus is a fixed or variable, group and/or individual immediate annuity contract. It is intended to be used as a funding vehicle for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code"). One class of Contact is described in this prospectus. The contract may be issued as either a nonqualified contract, or as a qualified contract for use with a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Internal Revenue Code of 1986 ("Tax Code") or with retirement plans under Tax Code Sections 401, 403(b) or 457. Contracts sold in New York are not available to 457 plans.

The Contract is a long-term investment. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time Funds are left in the Contract. You should not participate in the Contract if you are looking for a short-term investment.

When considering whether to purchase or participate in the Contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Some plans under Tax Code Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Contract Holder must notify the Company whether Title I of ERISA applies to the plan.

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), 403(b) or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as guaranteed death benefits under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Contract Ownership and Rights

For individual and group master contracts issued in connection with 401 and 457 plans, the Plan Sponsor is the Contract Holder and holds the rights under the Contract. Section 401 and 457 Plan Sponsors may allow their participants to exercise certain limited contract rights. For example, a Section 401 or 457 Plan Sponsor has the right to make investment selections, but may permit their individual participants to exercise that right. For individual contracts issued on a nonqualified basis and those issued in connection with 408(b) and most 403(b) retirement plans, the individual is the Contract Holder and holds all contract rights. In situations where an individual or group master contract is issued to the Plan Sponsor of a 403(b) plan, the participant generally holds all contract rights. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the contract holder or its delegate. We reserve the right to modify the Contracts to comply with these regulations where allowed, or where required by law. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility – 403(b) Plans."**

Death Benefit. The Contract provides a death benefit in the event of your death. If any Guaranteed Income payments remain to be paid at the time of the death of the Annuitant or both Annuitants, if applicable, they may be paid to the Beneficiary named under the Contract (the "Contract Beneficiary").

Transfer of Ownership

Ownership of the Contract may be changed to the extent permitted by law. You should immediately notify us, in writing, of any change in ownership. No such ownership change will be binding until such notification is received and recorded at our Customer Service. We reserve the right to reject transfer of ownership to a non–natural person. A transfer of ownership may have tax consequences and you should consult with a tax adviser before transferring ownership of the Contract.

The Variable Income Payments

The amount of any variable Income Payment is determined by multiplying the number of Annuity Units that you hold by an Annuity Unit Value for each unit.

Annuity Units. When you select variable Income Payments, your initial Purchase Payment purchases Annuity Units of the Separate Account Subaccounts corresponding to the Funds you select. The number of units purchased is based on your Purchase Payment amount and the value of each unit on the day the Purchase Payment is invested. Generally, the number of units will not vary over the life of the Contract, but the value of each unit will vary daily based on the performance of the underlying fund and deduction of fees. Some events may result in a change in the number of units, including withdrawals, death of an Annuitant if a reduction in payment to a surviving annuitant was selected, transfers among Subaccounts, or a change in a guaranteed payment period. While the number of units may change if you transfer among Subaccounts or make a change in a guaranteed payment period, the current value of your Contract will not change as a result of either of these events.

Annuity Unit Value. The value of each Annuity Unit in a Subaccount is called the Annuity Unit Value ("AUV"). The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects daily deductions for Fund fees and expenses, the mortality and expense risk charge, the administrative expense charge, if any, and the guaranteed minimum income charge, if applicable. We discuss these deductions in more detail in "**FEE TABLE**" and "**CHARGES AND FEES**."

Valuation. We determine the AUV every normal business day that the NYSE is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the Net Return Factor of the Subaccount, and by a factor to reflect the Assumed Annual Net Return Rate. The Net Return Factor measures the investment performance of the Subaccount from one valuation to the next. The assumed annual net return rate will be either 3.5% or 5%, as you select. **Currently, we are only offering an assumed annual net return rate of 3.5%.**

$$\text{Current AUV} = \text{Prior AUV} \times \text{Net Return Factor} \times$$
$$\text{Assumed Annual Net Return Rate Factor}$$

Net Return Factor. The Net Return Factor for a Subaccount between two consecutive valuations equals the sum of 1.0000 plus the Net Return Rate.

Net Return Rate. The Net Return Rate is computed according to a formula that is equivalent to the following:
- The net assets of the Fund held by the Subaccount as of the current valuation; minus
- The net assets of the Fund held by the Subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to Subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the Subaccount's units at the preceding valuation; and minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and the Guaranteed Minimum Income charge, if applicable. **See "CHARGES AND FEES."**

The net investment rate may be either positive or negative.

Contract Provisions and Limitations

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Tax Code Restrictions

The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

The General Account

All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account.

The following obligations under the Contract are funded by the General Account which supports our insurance and annuity obligations:
- Amounts allocated to the Fixed Dollar option;
- Amounts funding fixed Income Payments; and
- Death benefit payments held in an interest bearing retained asset account.

Contract Modification

We may change the Contract as required by federal or state law or as otherwise permitted in the Contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a Fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners and participants.

This in turn can have an adverse effect on Fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**

- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
- **Each underlying Fund may limit or restrict Fund purchases and we will implement any limitation or restriction on transfers to an underlying Fund as directed by that underlying Fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.

Excessive Trading Policy

We and the other members of the Voya family of companies that provide multi-Fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various Fund families that make their Funds available through our products to restrict excessive Fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor Fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if Fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same Fund (including money market Funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same Fund is referred to as a "round-trip"). This means two or more round-trips involving the same Fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same Fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-Fund transfers (for example, new Purchase Payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of Fund shares in the amount of $5,000 or less;
- Purchases and sales of Funds that affirmatively permit short-term trading in their Fund shares, and movement between such Funds and a money market Fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a Fund.

If we determine that an individual or entity has made a purchase of a Fund within 60 days of a prior round-trip involving the same Fund, we will send them a letter warning that another sale of that same Fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate Fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same Fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same Fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the Fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all Fund transfers or reallocations, not just those that involve the Fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the Fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the Fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular Fund, at any time without prior notice, depending on, among other factors, the needs of the underlying Fund(s), the best interests of Contract Owners, participants, and Fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all Contract Owners and participants or, as applicable, to all Contract Owners and participants investing in the underlying Fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, Fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds

Each underlying Fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of Fund shares are subject to acceptance or rejection by the underlying Fund. We reserve the right, without prior notice, to implement Fund purchase restrictions and/or limitations on an individual or entity that the Fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding Fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a Fund or all Funds within a Fund family) will be done in accordance with the directions we receive from the Fund.

Agreements to Share Information with Fund Companies

As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the Fund companies whose Funds are offered through the Contract. Contract Owner and participant trading information is shared under these agreements as necessary for the Fund companies to monitor Fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding Contract Owner and participant transactions, including but not limited to information regarding Fund transfers initiated by you. In addition to information about Contract Owner and participant transactions, this information may include personal Contract Owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a Fund company may direct us to restrict a Contract Owner or participant's transactions if the Fund determines that the Contract Owner or participant has violated the Fund's excessive/frequent trading policy. This could include the Fund directing us to reject any allocations of Purchase Payments or Account Value to the Fund or all Funds within the Fund family.

THE INCOME PAYMENTS

Under the Contract, we will make regular Income Payments to you or to a payee you designate in writing.

Initiating Income Payments

To initiate Income Payments, you must make the following selections on your application or enrollment form:
- Payment Start date;
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Income payment option and any special features, such as a right to withdraw or the Five–Year Guaranteed Minimum Income Feature[*];
- Fixed, variable or a combination of both fixed and variable payments;
- The subaccounts to allocate your purchase payment among (only if variable payments are elected); and
- An assumed annual net return rate (only if variable payments are elected).

Your sales representative can help you consider what selections may be appropriate for your financial goals. Generally, your selections may not be changed after the contract is issued. Some changes, such as transfers among subaccounts, may be allowed. Payments need to conform to minimum distribution requirements if applicable.

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[*] If you select the Five-Year Guaranteed Minimum Income Feature, you may not make any withdrawals.

Amount of Income Payments

Some of the factors that may affect the amount of your Income Payments include your age, gender, the amount of your Purchase Payment, the Income Payment option selected, the number of guaranteed income payments, if any, whether you select fixed, variable or a combination of both fixed and variable payments, the assumed annual net return rate selected.

Payment Due Dates. You will generally receive your first Income Payment on the last day of the selected payment period. For example, if you elect to receive one payment a year, we will make the payment on the day before the anniversary of the Contract effective date. An alternative first payment date may be elected subject to our approval and in compliance with the Tax Code and regulations thereunder.

Minimum Payment Amounts. For all payment options, the initial Income Payment must be at least $50 per month, or total yearly payments of at least $250.

Fixed Income Payments. If you select fixed payments, your Purchase Payment will be applied to the Fixed Dollar Option and the amount of your payments will not vary. Except where noted, this prospectus describes only the variable investment options. The Fixed Dollar Option is described in **APPENDIX B**.

Assumed Net Investment Rate. If you select variable Income Payments, we will apply an Assumed Annual Net Return Rate of 3.5%. We reserve the right to also offer an Assumed Annual Net Return Rate of 5%, in which case, you must select an Assumed Annual Net Return Rate of either 5% or 3.5%. If you do not select an Assumed Annual Net Return Rate, the default will be a 3.5% Annual Net Return Rate. **Currently, we are only offering an assumed annual net return rate of 3.5%.**

For contracts issued with an Assumed Annual Net Return Rate of 5%, your first Income Payment will be higher, but subsequent payments will increase only if the investment performance of the Subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

For contracts issued with an Assumed Annual Net Return Rate of 3.5%, your first Income Payment will be lower, but subsequent payments will increase more rapidly and decline more slowly depending upon the investment performance of the Subaccounts you selected.

For more information about selecting an Assumed Annual Net Return Rate, call Customer Service for a copy of the SAI.

Five–Year Guaranteed Minimum Income Feature. If you select this feature, we guarantee that during the first five contract years your variable payment will never be less than the Guaranteed Minimum Payment amount shown in the Contract. The Guaranteed Minimum Payment amount equals 90% of your estimated initial payment. If the variable Annuity Minimum Income Guarantee has been chosen or assumed, an Assumed Annual Net Return Rate of 3.5% will apply.

Estimated Initial Payment Amount. On the date we issue the Contract we estimate the amount of your initial payment based on the value of the annuity units your Payment Purchases on that date. **See "*The Variable Income Payments–Annuity Units.*"** Your Guaranteed Minimum Payment amount equals 90% of this estimated amount.

This feature requires that you select at issue:
- A lifetime payment option or a nonlifetime payment option of 15 years or more;
- The ability to make withdrawals;
- 100% variable payments;
- A 3.5% assumed annual net return rate; and
- Funds from the following list:

- ▷ Calvert VP SRI Balanced Portfolio
- ▷ Fidelity® VIP Equity–Income Portfolio^SM
- ▷ Invesco V.I. Core Equity Fund
- ▷ Voya Balanced Portfolio
- ▷ Voya Government Money Market Portfolio
- ▷ Voya Growth and Income Portfolio
- ▷ Voya Index Plus LargeCap Portfolio
- ▷ Voya Intermediate Bond Portfolio
- ▷ Voya Large Cap Value Portfolio

- ▷ Voya Russell^TM Large Cap Index Portfolio
- ▷ Voya Strategic Allocation Conservative Portfolio
- ▷ Voya Strategic Allocation Growth Portfolio
- ▷ Voya Strategic Allocation Moderate Portfolio
- ▷ VY® Clarion Real Estate Portfolio
- ▷ VY® Invesco Comstock Portfolio
- ▷ VY® Invesco Equity and Income Portfolio
- ▷ VY® T. Rowe Price Equity Income Portfolio

If you select this feature you may transfer only between these available funds.

Certain age restrictions may also apply.

If you select this feature, any withdrawal during the first five contract years will result in a proportionate reduction in your guaranteed minimum payment amount.

In addition to other Contract charges, if you select this feature, the guaranteed minimum income charge will apply for the first five contract years. **See "FEES."**

Start Date. The Contract is designed to be viewed as an immediate annuity contract under the Tax Code. For nonqualified contracts you may elect to delay your Income Payment start date for up to 12 months following purchase of the Contract. See "**FEDERAL TAX CONSIDERATIONS**" for rules applicable where death occurs before the annuity starting date under a nonqualified annuity. Consult a tax and/or legal adviser before electing a delay. Annuity payments under a qualified contract must meet the required beginning date applicable to your plan.

Taxation. The Tax Code has rules regarding income payments. For example, for qualified contracts, guaranteed payments may not extend beyond (a) the estimated life expectancy of the annuitant or (b) the joint life expectancies of the annuitant and beneficiary. Payments must comply with the minimum distribution requirements of Tax Code Section 401(a)(9). In some cases tax penalties will apply if rules are not followed. **For tax rules that may apply to the Contract see "FEDERAL TAX CONSIDERATIONS."**

Income Payment Options

The following table lists the Income Payment options and their accompanying death benefits and rights to withdraw. The Tax Code and/or some Contracts may restrict the options and the terms available to you and/or your Beneficiary. **See "FEDERAL TAX CONSIDERATIONS."** We may offer additional Income Payment options under the Contract from time to time.

Lifetime Income Payment Options	
Life Income	**Length of Payments:** For as long as the Annuitant lives. It is possible that no payment will be made it the Annuitant dies prior to the first payment's due date. **Death Benefit-None:** All payments end upon the Annuitant's death. **Right to Withdraw-None.**

	Lifetime Income Payment Options *(continued)*
Life Income – Guaranteed Payments	**Length of Payments:** For as long as the Annuitant lives, with payments guaranteed for your choice of five-50 years[*] (or other periods we may make available at the time you select this option). **Death Benefit-Payment to the Beneficiary:** If the Annuitant dies before we have made all the guaranteed payments, payments will continue to the Beneficiary. **Right to Withdraw:** At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "**WITHDRAWALS.**")
Life Income – Two Lives	**Length of Payments:** For as long as either Annuitant lives. It is possible that no payment will be made it both Annuitant and joint Annuitant die before the first payment's due date. **Continuing Payments:** When you select this option you will also choose either: • Full or reduced payments to continue to the surviving Annuitant after the first Annuitant's death; or • 100% of the payment to continue to the Annuitant on the joint Annuitant's death, and a reduced payment to continue to the joint Annuitant on the Annuitant's death. **Death Benefit-None:** All payments end upon the death of both Annuitants. **Right to Withdraw-None.**
Life Income – Two Lives – Guaranteed Payments	**Length of Payments:** For as long as either Annuitant lives, with payments guaranteed for your choice of five-50 years[*] (or other periods we may make available at the time you select this option). **Continuing Payments:** 100% of the payment to continue to the surviving Annuitant after the first Annuitant's death. **Death Benefit – Payment to the Beneficiary:** If both Annuitants die before the guaranteed payments have all been paid, payments will continue to the Beneficiary. **Right to Withdraw:** At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "**WITHDRAWALS.**")
	Nonlifetime Payment Option
Nonlifetime – Guaranteed Payments	**Length of Payments:** Payments will continue for your choice of five-50 years[*] (or other periods we may make available at the time you select this options). **Death Benefit – Payment to the Beneficiary:** If the Annuitant dies before we make all the guaranteed payments, payments will continue to the Beneficiary. **Right to Withdraw:** • If you are receiving variable Income Payments, you may withdraw all or a portion of any remaining guaranteed payments at any time. • If you elect to receive fixed Income Payments at the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "**WITHDRAWALS.**")

Right to Change Guaranteed Payment Period

If you are receiving payments under a nonlifetime payment option, you may shorten or lengthen the period for which the guaranteed payments will be made or change to a lifetime payment option, subject to the following:
• You may make the change on any contract anniversary beginning on the second contract anniversary;
• Any change request must be in writing and received by us in Good Order within 30 days prior to the contract anniversary;
• A guaranteed payment period may be shortened to a period not less than ten years from the contract effective date;

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[*] For qualified Contracts, a guaranteed payment period may not extend beyond your life expectancy or age 100 whichever is earlier. For nonqualified Contracts, a guaranteed payment period may not extent beyond age 100.

- For nonqualified Contracts, a guaranteed payment period may be lengthened to a period not greater than 50 years from the Contract effective date or age 100, whichever is earlier;
- For qualified Contracts, a guaranteed payment period may not extend beyond your life expectancy or age 100, whichever is earlier;
- The withdrawal value on the contract anniversary of the change, along with current benefit rates in effect at that time, will be used to determine the amount of the new annuity payments (see **"WITHDRAWALS –** *Withdrawal Value***"**); and
- We will terminate your withdrawal rights if a life annuity option is chosen.

The right to change a payment period is available for both fixed and variable payments. The right to change a payment period may not be available in all states. Certain other conditions and restrictions may apply.

A change to a lifetime payment option and any change in the guaranteed payment period may have an impact on the amount of each payment and the amount of each payment that is taxable. For advice about how any such change will affect your taxes, consult your tax and/or legal adviser.

BENEFITS AVAILABLE UNDER THE CONTRACT

The following table summarizes information about the benefits available under the Contract:

Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/Limitations
Death Benefit	Pays a death benefit applicable to variable Income Payments.	Standard	No additional fee for this death benefit.	If your Contract is issued under any of the following Income Payment options, a death benefit may be payable to any surviving joint annuitants: • Life Income - Guaranteed Payments; • Life Income - Two Lives - Guaranteed Payments; or • Nonlifetime - Guaranteed Payments.

DEATH BENEFIT

The following describes the death benefit applicable to variable income payments. These are also outlined under "**INCOME PAYMENTS – Payment Options**." For information on the death benefit applicable to the Fixed Dollar option, refer to **APPENDIX B**.

See "**INCOME PAYMENTS**" for a definition of annuitant and beneficiary as used in this section.

Payment of Death Benefit. Upon the death of the annuitant and any surviving joint annuitant, if applicable, a death benefit may be payable if your contract is issued under any of the following income payment options:
1. Life Income – Guaranteed Payments;
2. Life Income – Two Lives – Guaranteed Payments; or
3. Nonlifetime – Guaranteed Payments.

Any death benefit will be paid in the form specified in the Contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. See "**FEDERAL TAX CONSIDERATIONS**" for rules where you have elected to delay your payment start date under a nonqualified annuity and you die before the Income Payment start date. Under payment options 1 and 2 above, a lump–sum payment of the present value of any death benefit may be requested within six months following the date of death. A lump–sum payment may be requested at any time (even after the six month period) if you had elected the right to withdraw. Under payment option 3 above, a lump–sum payment of the present value of any death benefit may be requested at any time. If a lump–sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven calendar days following our receipt of your request in Good Order

Calculation of Lump–Sum Payment of the Death Benefit. The value of the lump–sum payment of the death benefit will equal the present value of any remaining guaranteed Income Payments, calculated using the same rate we used to calculate the Income Payments (i.e., the 3.5% or 5% assumed annual net return rate used for variable payments). We will calculate this value on the next valuation date following our receipt of proof of death acceptable to us and payment request in Good Order. Such value will reflect any payments made after the date of death. See **APPENDIX B** for information on calculation of a lump–sum payment of the death benefit applicable to the Fixed Dollar option.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a Beneficiary may be made either into an interest bearing retained asset account that is backed by our General Account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our General Account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our General Account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental Contract delivered to the Beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the Contract.

Who Receives Death Benefit Proceeds? The beneficiary is the person entitled to receive any death benefit proceeds. We will pay any death benefit proceeds based on the last written beneficiary designation on file with us as of the date of death.

Changes in Beneficiary Designations. The designated beneficiary may be changed at any time during the lifetime of the annuitant and the joint annuitant (if applicable). Such change must be submitted to us in writing, and except for contracts issued in New York, will become effective as of the date written notice of the change is received and recorded by us. For contracts issued in New York, the change will become effective as of the date the notice is signed. However, our obligation to pay death benefits will be fully discharged upon payment to the beneficiary named in the written notice of beneficiary designation that we last received as of the date of such payment.

Some restrictions may apply to beneficiary changes under qualified contracts.

Tax Code Requirements

If the death benefit is not taken in a lump sum, your beneficiary must meet the distribution rules imposed by the Tax Code. These rules recently changed for death occurring after January 1, 2020. Failure to meet these rules can result in tax penalties. **See "FEDERAL TAX CONSIDERATIONS for additional information.**

CONTRACT PURCHASE AND PARTICIPATION

Purchasing the Contract

To purchase a Contract you must make one payment of at least $10,000. After your initial payment, no additional Purchase Payments may be made. We reserve the right to lower the minimum required payment, to establish a maximum payment amount and to reject any payment exceeding the maximum.

Participating in the Contract

You may participate in the Contract by submitting your Purchase Payment and the required application or completed enrollment materials to us in Good Order.

Acceptance or Rejection

We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying Purchase Payments for five business days pending completion. If we reject the application or enrollment forms, we will return the forms and any Purchase Payments.

Age Requirements

The maximum issue age is between 80 and 95, depending upon the Income Payment option and features selected. We reserve the right to modify the maximum issue age.

Allocation of Purchase Payments to the Investment Options

We will allocate your Purchase Payment, less any applicable premium taxes**,** among the investment options you select. Generally, the Contract Holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more options can be selected at any one time. You may also select the Fixed Dollar option and allocate all or a portion of your Purchase Payments to the General Account. Allocations must be in whole percentages. Any purchase payment received before we accept the application or enrollment materials will be invested as of the day we do accept them. **See "THE INVESTMENT OPTIONS."**

Factors to Consider in the Purchase Decision

The decision to purchase or participate in the Contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the Contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – This Contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time Funds are left in the Contract. You should not participate in this Contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** – The value of investment options available under this Contract may fluctuate with the markets and interest rates. You should not participate in this Contract in order to invest in these options if you cannot risk getting back less money than you put in;

- **Features and Fees** – The fees for this Contract reflect costs associated with the features and benefits it provides. As you consider this Contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with this Contract may not be beneficial to you. If this Contract will be a replacement for another annuity contract or mutual Fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this Contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this Contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products

We and our affiliates offer various other products with different features and terms than the Contracts described in this prospectus, which may offer some or all of the same Funds. These products have different benefits, fees and charges and may offer different share classes of the Funds offered in this Contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

WITHDRAWALS

Withdrawals of Variable Income Payments

You may make partial or full withdrawals of the present value of any remaining guaranteed variable Income Payments if you are receiving payments under either one of the following:
- A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first Contract year (subject to state approval); or
- The nonlifetime payment option.

Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50.

Withdrawals of Fixed Income Payments

You may make partial or full withdrawals of the present value of any remaining fixed Income Payments if you are receiving payments under either one of the following:
- A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first Contract year (subject to state approval); or
- The nonlifetime payment option and you elected a right to make withdrawals. In this circumstance, withdrawals are allowed once each year, beginning after the first Contract year.

Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50.

Withdrawal Value

Variable Income Payments. For any withdrawal of remaining variable guaranteed Income Payments, the amount available for withdrawal is equal to the present value of any remaining guaranteed variable payments (less any applicable early withdrawal charge) calculated using the same rate we used to calculate the Income Payments (i.e., the 3.5% or 5% assumed annual net return rate stated in the Contract). Withdrawal values are determined as of the valuation date following our receipt of your written request in Good Order at Customer Service.

Fixed Income Payments. See **APPENDIX B** for details regarding the withdrawal value of fixed payments.

Amount Received. For partial withdrawals, you will receive, reduced by any required withholding tax, the amount you specify, subject to the value in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge and redemption fees.

Early Withdrawal Charge

Withdrawals may be subject to an early withdrawal charge as described in "**FEES – Early Withdrawal Charge**," and may also be subject to redemption fees as described in "**FEES – Fund Redemption Fees**."

Reduction of Remaining Payments

Any withdrawal will result in a proportionate reduction of any remaining guaranteed payments and any applicable guaranteed minimum payment amount. Additionally, the withdrawal amount will be taken from the Subaccounts proportionately, unless you designate otherwise. For lifetime Income Payment options, any payments to be made beyond the guaranteed payment period will be unaffected by any withdrawals.

The Tax Code and/or your plan may impose other limitations on withdrawals. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility."**

FEDERAL TAX CONSIDERATIONS

Introduction

The Contracts described in this prospectus are designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contracts. The U.S. federal income tax treatment of the Contracts is complex and sometimes uncertain. You should keep the following in mind when reading this section:
- Your tax position (or the tax position of the Beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contracts described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contracts or transactions involving the Contracts; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.**

Immediate Annuities. Under Section 72 of the Tax Code, an Immediate Annuity means an annuity:

- That is purchased with a single premium;
- With annuity payments starting within one year from the date of purchase; and
- That provides a series of substantially equal periodic payments made annually or more frequently.

This contract is designed as an Immediate Annuity. Treatment as an Immediate Annuity has significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non–natural persons, and for certain exchanges. **You should consult with your tax and/or legal adviser about use of the Contract as an Immediate Annuity.**

Types of Contracts: Nonqualified or Qualified

The Contract may be issued as either a "nonqualified contract" or as a "qualified contract" for use with a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Tax Code or with retirement plans under Tax Code Sections 401, 403(b) or 457.

Nonqualified Contracts. Nonqualified contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your Purchase Payments to a nonqualified contract. Rather, nonqualified contracts are purchased with after–tax contributions and are purchased to save money with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified contracts are designed for use by individuals and/or employers whose Purchase Payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(b), 408, 408A or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of employers offering 401(k) plans, employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after–tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax–free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the Contract is issued, we will set up one or more accounts for you under the Contract for Roth after–tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the Contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817–5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such requirements, and we reserve the right to modify your contract as necessary to do so;
- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the Contract Owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable Contract Owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the federal tax owner of a proportional share of the assets of the separate account;
- **Required** Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a nonqualified contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;
- **Non–Natural Owners of a Non–Qualified Contract.** If the owner of the Contract is not a natural person (in other words, you are not an individual), a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the contract value over the "investment in the contract" (generally, the purchase payments or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non–natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the Contract Owner is not a natural person, a change in the annuitant is treated as the death of the Contract Owner for purposes of the required distribution rules described above; and
- **Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs before the Contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value (unreduced by the amount of any surrender charge) immediately before the distribution over the Contract Owner's investment in the Contract at that time. A market value adjustment, if applicable, could increase the Contract value. Investment in the Contract is generally equal to the amount of all Purchase Payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non–taxable distributions previously made.

In the case of a surrender under a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the Contract Owner's investment in the Contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a Contract Owner (the annuitant if the Contract Owner is a non–natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;

- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an Immediate Annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax–Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax–free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Tax Code Section 1035 exchanges.

If your contract is purchased through a tax–free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract is a tax–free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original Contract or the new Contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original Contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original Contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non–taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax–free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity Contract, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the Contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2021, your entire balance must be distributed by August 31, 2026. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new Contract Owner. If the contract owner is a non–natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of a Contract Owner.

Generally, amounts distributed from a contract because of your death or the death of the annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:

- If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules may apply to amounts distributed after a beneficiary has elected to maintain the Contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:

- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the Contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some contracts offer a death benefit that may exceed the greater of the purchase payments and the Contract Value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the Contract Value of a nonqualified contract is treated as a distribution of such amount or portion. If the entire Contract Value is pledged or collaterally assigned, subsequent increases in the Contract Value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the Contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a non–qualified contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the Contract at the time of the transfer. In such case, the transferee's investment in the Contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from nonqualified contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non–periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service.

If the payee is a non–resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the contract is a foreign financial institution ("FFI") or a non–financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the contract or the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the contract.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The Contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **401(a), 401(k) and Roth 401(k) Plans.** Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self–employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after–tax salary contributions to a Roth 401(k) account, which provides for tax–free distributions, subject to certain restrictions;
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations and public schools to contribute after–tax salary contributions to a Roth 403(b) account, which provides for tax–free distributions, subject to certain restrictions;

- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax–free distributions, subject to certain restrictions. Sales of the contract for use with IRAs or Roth IRAs may be subject to special requirement of the IRS. **The IRS has not reviewed the Contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, where the contract's death benefit provisions comply with IRA qualification requirements**; and
- **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non–governmental, tax–exempt organizations (non–governmental employers). A 457 plan is a 457(b) plan. Participation in a 457(b) plan maintained by a non–governmental employer is generally limited to a select group of management and highly–compensated employees (other than 457(b) plans maintained by nonqualified, church–controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. The Tax Code also allows employees of governmental 457(b) Plan employers to contribute after–tax salary contributions to a Roth 457(b) account, which provides for tax–free distributions, subject to certain restrictions.

The Company may offer or have offered the Contract for use with certain other types of qualified plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax–deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding 1–year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one–rollover–per–year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee–to–trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distributions from SIMPLE IRAs made within 2 years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA, or eligible plan. Individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding 1–year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one–rollover–per–year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee–to–trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Special Considerations for Section 457 Plans. Under 457(b) plans of non–governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. **457(b) plans of governmental employers,** on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax–qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and program to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income payment options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre–tax and Roth 401(k) or Roth 403(b) after–tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $58,000 (as indexed for 2021). Compensation means your compensation for the year from the employer sponsoring the plan and, includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b) or Roth 403(b) plan to generally no more than $19,500 (as indexed for 2021). Contribution limits are subject to annual adjustments for cost–of–living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after–tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre–tax and Roth 457(b) after–tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $19,500 (as indexed for 2021). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch–up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), governmental 457(b) or governmental Roth 457(b) plan who is at least age 50 by the end of the participant's taxable year may contribute an additional amount ("Age 50 Catch–ups") not to exceed the lesser of:
- $6,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the Age 50 Catch-ups. Specifically, a participant may elect to defer the lesser of: (a) twice the deferral limit ($39,000); or (b) basic annual limit plus the amount of the basic annual limit not used in prior taxable years (disregarding any deferrals under the Age 50 Catch-up). If a participant is eligible for the Special 457 Catch-up and the Age 50 Catch-up, the participant can make deferrals up to the greater catch-up limit, but may not make deferrals in excess of the greater catch-up limit. For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year. For 2021, the contribution to your traditional IRA cannot exceed the lesser of $6,000 or your taxable compensation. If you are age 50 or older, you can make an additional catch–up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2021, the contribution to a Roth IRA cannot exceed the lesser of $6,000 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Repeal of Maximum Age for Contributions to a Traditional IRA. The Setting Every Community Up for Retirement Enhancement Act ("SECURE Act") eliminated the maximum age after which contributions to a traditional IRA were not allowed. Consequently, individuals who have attained age 70½ will no longer be prohibited from making non-rollover contributions to traditional IRAs.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a contract including withdrawals, Income Phase (i.e., annuity) payments, and death benefit proceeds. If a portion of a distribution is taxable, the distribution will be reported to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are generally taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated Beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after–tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) or Roth 403(b) plan (collectively, qualified plans), and taxable amounts from a governmental 457(b) or Roth 457(b) plan that are attributable to amounts transferred from a qualified plan or IRA.

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your Beneficiary;
- The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is a qualified birth or adoption distribution;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters;
- You have unreimbursed medical expenses that are deductible (without regard to whether you itemized deductions);
- You have separated from service with the Plan Sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the Plan Sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

Additional exceptions may apply to distributions from a traditional or Roth IRA if:

- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions – Roth 401(k), Roth 403(b) and Roth IRA. A partial or full distribution of Purchase Payments to a Roth 401(k), Roth 403(b) and Roth 457(b) or a Roth IRA account and earnings credited on those Purchase Payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) and Roth 457(b) or a Roth IRA account is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you, as applicable, made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your Beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Non-Governmental 457(b) Plans. Compensation deferred under a 457(b) plan of a non-governmental employer is generally includible in income in the first year in which it is paid or otherwise made available to you or your designated Beneficiary.

Distributions – Eligibility

Distributions from qualified plans (as described in this prospectus) generally may occur only upon the occurrence of certain events. The terms of your plan will govern when you are eligible to take a distribution from the plan. The following describes circumstances when you may be able to take a distribution from certain more common types of plans.

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions generally may occur upon:

- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 59½; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, generally may occur only upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Subject to the terms of your 403(b) or Roth 403(b) plan, distribution of certain salary reduction contributions and earnings generally may occur only upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) Plan Sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may generally not be made available to you earlier than:

- The calendar year you attain age 59½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated Beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- The start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949) or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
- Under 401(a), 401(k), 403(b) and Roth 403(b) plans that are not governmental or church plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949); or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. You must receive distributions from the Contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated Beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code Section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Further information regarding required minimum distributions may be found in your Contract or certificate.

Required Distributions Upon Death (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans and IRAs and Roth IRAs)

Upon your death, any remaining interest in a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b), or Roth 457(b) or IRA or Roth IRA plan must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code. The death benefit provisions of your Contract will be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act"), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

Prior Law. Under prior law, if an employee under an employer sponsored retirement plan dies prior to the required beginning date, the remaining interest must be distributed (1) within five years after the death (the "five-year rule"), or (2) over the life of the designated Beneficiary, or over a period not extending beyond the life expectancy of the designated Beneficiary, provided that such distributions commence within one year after death (the "lifetime payout rule"). If the employee dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the "at-least-as-rapidly rule").

The New Law. Under the new law, if you die after 2019, and you have a designated Beneficiary, any remaining interest must be distributed within ten years after your death, unless the designated Beneficiary is an eligible designated Beneficiary ("EDB") or some other exception applies. A designated Beneficiary is any individual designated as a Beneficiary by the employee. An EDB is any designated Beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than ten years younger than you. An individual's status as an EDB is determined on the date of your death. This ten-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the Beneficiary is an EDB and the EDB dies before the entire interest is distributed under this ten-year rule, the remaining interest must be distributed within ten years after the EDB's death (i.e., a new ten-year distribution period begins).

Instead of taking distributions under the new ten-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within ten years after the EDB's death (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within ten years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years).

If your Beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the five-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your Beneficiary is a trust and all the Beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the Beneficiaries of the trust as designated Beneficiaries, including special rules allowing a Beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You should consult a professional tax adviser about the federal income tax consequences of your Beneficiary designations, particularly if a trust is involved.

More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, such as a governmental 457(b) plan, the new law applies to your interest in that plan if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan if you die after 2021 (unless the collective bargaining agreements terminate earlier).

In addition, the new post-death distribution requirements generally do not apply if the employee died prior to January 1, 2020. However, if the designated Beneficiary of the deceased employee dies after January 1, 2020, any remaining interest must be distributed within ten years of the designated Beneficiary's death. Hence, this ten-year rule generally will apply to a Contract issued prior to 2020 which continues to be held by a designated Beneficiary of an employee who died prior to 2020.

It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the employee was alive could continue to be made under that method after the death of the employee. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than ten years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by us) in order to comply with the new post-death distribution requirements.

Certain transition rules may apply. Please consult your tax adviser.

Start Dates for Spousal Beneficiaries. Under the new law, as under prior law, if your Beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse's death by transferring the remaining interest tax-free to your surviving spouse's own IRA.

The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

Withholding

Taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain other distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Death benefit proceeds are not subject to income tax withholding.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non-Resident Aliens. If you or your designated Beneficiary is a non-resident alien, any withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) – and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the Contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of Purchase Payments made by salary reduction to a Roth account and earnings credited on those Purchase Payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "**Qualified Distributions – Roth 401(k), Roth 403(b) and Roth 457(b)**" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the Contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Your beneficial interest in the Contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under this contract except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's death benefit and any joint-life coverage under a living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a Beneficiary of a deceased owner and the owner were parties to such a relationship, the Beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Contract. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the Separate Account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the Separate Account. In this case we may impose a charge against a separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the Separate Account, including from your Contract value invested in the Subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including Separate Account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the Separate Account because (1) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law; and (2) we do not currently include Company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

OTHER TOPICS

Right to Cancel

When and How to Cancel. The Contract Holder may cancel the Contract within ten days of receipt (some states require more than ten days) by returning it, or the document showing your participation under a group contract, to our Customer Service along with a written notice of cancellation. For contracts issued in connection with 401 or 457 plans, the Contract Holder may follow these procedures on behalf of the participant.

Refunds. On the day we receive the request for cancellation in Good Order, we will calculate your Contract Value. Your refund will equal that value and will reflect deduction of any Income Payments made. This amount may be more or less than your purchase payment. In certain states (or if you have purchased the Contract as an IRA), we may be required to return your entire Purchase Payment. We will issue your refund within seven calendar days of our receipt of your request in Good Order.

Contract Distribution

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the Contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the Contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the Contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by Contract Holders or the Separate Account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the Contracts.

Compensation Arrangements. Registered representatives who offer and sell the Contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given Purchase Payment is 7%. In addition to the commission paid upon receipt of a Purchase Payment to the Contract, we may pay an additional amount, the total amount of which will not exceed 7% of the total commission paid with respect to a given Purchase Payment. Such additional payments will not be made upon receipt of the Purchase Payment, but will be paid over the same time period as the Income Payment option selected by the Contract Owner. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. In limited circumstances, certain of these distributors may also receive compensation, overrides or reimbursement for expenses associated with the distribution of the Contract. At times certain distributors may be offered an enhanced commission for a limited period of time. Commissions and other payments, when combined, could exceed 7% of total Purchase Payments.

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with Purchase Payments received for a limited time period, within the maximum 7% commission rate noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when Funds advised by the Company or its affiliates ("affiliated Funds") are selected by a Contract Holder than when unaffiliated Funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in Funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the Contracts or if the overall amount of investments in the Contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or a specific percentage of Purchase Payments received under the Contracts or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new Contracts or retain existing Contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of Contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of Purchase Payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of Purchase Payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;

- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contracts.

The following is a list of the top 25 distributors that, during 2021, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received: **[To be updated by Amendment.]**

1. Lincoln Investment Planning, Inc.;
2. Regulus Advisors, LLC;
3. LPL Financial LLC;
4. Morgan Stanley Smith Barney LLC;
5. Voya Financial Advisors, Inc.;
6. Kestra Investment Services, LLC;
7. Royal Alliance Associates, Inc.;
8. Pensionmark Securities, LLC;
9. American Portfolios Financial Services, Inc.;
10. Securities America, Inc.;
11. Northwestern Mutual Investment Services, Inc.;
12. Lincoln Financial Advisors Corporation;
13. Cetera Advisors LLC;
14. Ameriprise Financial Services, Inc.;
15. Woodbury Financial Services, Inc.;
16. Cetera Advisor Networks LLC;
17. MMA Securities LLC;
18. PlanMember Securities Corporation;
19. Cadaret, Grant & Co., Inc.;
20. IMA Wealth, Inc.;
21. First Allied Securities, Inc.;
22. NYLIFE Securities LLC;
23. SagePoint Financial, Inc.;
24. Hornor, Townsend & Kent, LLC; and
25. Lockton Investment Securities, LLC.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the Fund when the order was executed and the price of the Fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or Beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Contract Owners, insureds, Beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract Owners are urged to keep their own, as well as their Beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Account Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the Subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the Subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of Investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Intent to Confirm Quarterly

Under certain Contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Voya Financial Partners, LLC's ability to distribute the Contract or upon the Separate Account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information. To request a free Statement of Additional Information, please contact Customer Service.

APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at [insert the appropriate website]. You can also request this information at no cost by calling Customer Service at 1-800-584-6001 or by sending an email request to [insert email address].

The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund's past performance is not necessarily an indication of future performance.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to provide a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity.	**Calvert VP SRI Balanced Portfolio** **Investment Adviser:** Calvert Research and Management	Class I []%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Fidelity® VIP Contrafund^{SM} Portfolio** **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Initial Class []%	[]%	[]%	[]%
Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	**Fidelity® VIP Equity-Income Portfolio^{SM}** **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Initial Class []%	[]%	[]%	[]%

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* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to achieve capital appreciation.	**Fidelity® VIP Growth Portfolio** **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Initial class []%	[]%	[]%	[]%
Seeks long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small-capitalization companies.	**Franklin Small Cap Value VIP Fund** **Investment Adviser:** Franklin Mutual Advisers, LLC	Class 2 []%	[]%	[]%	[]%
A *non-diversified* Fund that seeks capital growth.	**Invesco V.I. American Franchise Fund** **Investment Adviser:** Invesco Advisers, Inc.	Series I []%	[]%	[]%	[]%
Seeks long-term growth of capital.	**Invesco V.I. Core Equity Fund** **Investment Adviser:** Invesco Advisers, Inc.	Series I []%	[]%	[]%	[]%
Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.	**Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio** **Investment Adviser:** Lord, Abbett & Co. LLC	Class VC []%	[]%	[]%	[]%
Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.	**Voya Balanced Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%

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* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to maximize total return through a combination of current income and capital appreciation.	**Voya Global Bond Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks long-term capital growth and current income.	**Voya Global High Dividend Low Volatility Portfolio**[8] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.	**Voya Government Money Market Portfolio**[9] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	**Voya Growth and Income Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to provide Investors with a high level of current income and total return.	**Voya High Yield Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%

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[*] Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

[8] This Fund employs a managed volatility strategy. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds with Managed Volatility Strategies" for more information.**

[9] There is no guarantee that the Voya Government Money Market Portfolio Subaccount will have a positive or level return.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	**Voya Index Plus LargeCap Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.	**Voya Index Plus MidCap Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.	**Voya Index Plus SmallCap Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	**Voya Intermediate Bond Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%

---

*   Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks maximum total return.	**Voya International High Dividend Low Volatility Portfolio**[10] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co., LLC	Class I []%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	**Voya International Index Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
A *non-diversified* Fund that seeks long-term capital growth.	**Voya Large Cap Growth Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks long-term growth of capital and current income.	**Voya Large Cap Value Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	**Voya Russell™ Large Cap Growth Index Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%

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*   Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.
[10] This Fund employs a managed volatility strategy. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds with Managed Volatility Strategies" for more information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	**Voya Russell™ Large Cap Index Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class S []%	[]%	[]%	[]%
Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.	**Voya Small Company Portfolio**[11] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Voya SmallCap Opportunities Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.	**Voya Strategic Allocation Conservative Portfolio**[12] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to provide capital appreciation.	**Voya Strategic Allocation Growth Portfolio**[12] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%

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* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.
[11] Voya Small Company Portfolio is only available to plans offering the fund prior to April 29, 2011.
[12] This Fund is structured as a fund of funds that invest directly in shares of underlying Funds. **See "THE INVESTMENT OPTIONS – Fund of Funds" for additional information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).	**Voya Strategic Allocation Moderate Portfolio**[13] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks long-term capital growth. Income is a secondary objective.	**VY® American Century Small-Mid Cap Value Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	Class S []%	[]%	[]%	[]%
Seeks capital appreciation.	**VY® Baron Growth Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Class S []%	[]%	[]%	[]%
Seeks total return including capital appreciation and current income.	**VY® Clarion Real Estate Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Class I []%	[]%	[]%	[]%
Seeks total return consisting of long-term capital appreciation and current income.	**VY® Columbia Contrarian Core Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Class S []%	[]%	[]%	[]%

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*   Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

[13]   This Fund is structured as a fund of funds that invest directly in shares of underlying Funds. **See "THE INVESTMENT OPTIONS – Fund of Funds" for additional information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks capital growth and income.	**VY® Invesco Comstock Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Class S []%	[]%	[]%	[]%
Seeks total return consisting of long-term capital appreciation and current income.	**VY® Invesco Equity and Income Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Class I []%	[]%	[]%	[]%
Seeks capital appreciation.	**VY® Invesco Global Portfolio**[14] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Class I []%	[]%	[]%	[]%
Seeks growth from capital appreciation.	**VY® JPMorgan Mid Cap Value Portfolio**[15] **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Class S []%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**VY® T. Rowe Price Diversified Mid Cap Growth Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Class I []%	[]%	[]%	[]%

*   Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

[14]   Prior to May 1, 2021, this Fund was known as the VY® Invesco Oppenheimer Global Portfolio.

[15]   VY® JPMorgan Mid Cap Value Portfolio is only available to plans offering the Fund prior to the close of business on February 7, 2014.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.	**VY® T. Rowe Price Equity Income Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Class S []%	[]%	[]%	[]%
A *non-diversified* Fund that seeks long-term growth through investments in stocks.	**VY® T. Rowe Price Growth Equity Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Class I []%	[]%	[]%	[]%

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* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

APPENDIX B: FIXED DOLLAR OPTION

The following summarizes material information concerning the fixed dollar option. You may choose to allocate all or a portion of your Purchase Payment to the fixed dollar option. If you choose the fixed dollar option, your Income Payments will generally remain fixed as specified in your contract over the term of the contract. Your fixed payment may vary due to factors including your selection of an increasing annuity or your election and use of a right to withdraw. In certain cases, you may elect a right to withdraw any remaining guaranteed payments **(see "*Withdrawals*" in this Appendix)**. Amounts allocated to the fixed dollar option are held in the Company's general account that supports general insurance and annuity obligations.

Interests in the fixed dollar option have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the fixed dollar option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of such statements. Disclosure in this appendix regarding the fixed dollar option has not been reviewed by the SEC.

Payment Options

All of the payment options described under "Income Payments" in this prospectus are available for the fixed dollar option. If you allocate all of your Purchase Payment to the fixed dollar option, you may also elect one of the following features in connection with your fixed income payments:

- **A Cash Refund Feature.** (Only available if you select 100% fixed payments.) With this feature, if the annuitant or both annuitants (as applicable) die, then the beneficiary will receive a lump–sum payment equal to the Purchase Payment allocated to the fixed dollar option less any premium tax and less the total amount of fixed income payments paid prior to such death. The cash refund feature may be elected only with a "life income" or "life income–two lives" payment option that has no reduction in payment to the survivor. **See "INCOME PAYMENTS – Payment Options."** You may not elect a right to withdraw or elect an increasing annuity with this feature.
- **An Increasing Annuity.** (Only available if you select 100% fixed payments.) With this feature you may elect for your payments to increase by either one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be. This is available with any payment option, except for those with a reduction in payment to the survivor. **See "INCOME PAYMENTS – Payment Options."** You may not elect a right to withdraw or elect the cash refund feature with an increasing annuity.

Fixed Income Payment Amounts

The amount of each payment depends upon: (1) the Purchase Payment that you allocate to the fixed dollar option, less any premium tax; and (2) the payment option and features chosen.

Withdrawals

Withdrawal Value–Lifetime Payment Options. If you select a lifetime payment option with guaranteed payments and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the contract rate adjusted by the change in the constant maturity ten year Treasury note rate from your contract effective date to the date we calculate the withdrawal value. Any applicable early withdrawal charge will be deducted.

Withdrawal Value–Nonlifetime Payment Options. If you select a nonlifetime payment option and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the adjusted contract rate. The calculation is presented below. Any applicable early withdrawal charge will be deducted.

The adjusted contract rate equals (Rate of Return) + WY – IY, where:

Rate of Return is the fixed annuity present value interest rate shown in your contract
WY is the withdrawal yield
IY is the issue yield
WY is determined as follows:
(1) WY is the average of the yields, as published in the Wall Street Journal on the Friday before the date of the withdrawal, of noncallable, non–inflation adjusted Treasury Notes or Bonds maturing on or closest to the withdrawal duration date; where
(2) The withdrawal duration date is the date (month and year) obtained when the withdrawal duration is added to the date of the withdrawal; and the
(3) Withdrawal duration equals 1 plus the number of whole years from the date of the withdrawal until the final guaranteed payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.

IY is determined as follows:
(1) IY is the average of the yields, as published in the Wall Street Journal on the Friday before the later of the contract effective date or the benefit change date shown in your contract, of noncallable, non–inflation adjusted Treasury Notes or Bonds maturing on or closest to the issue duration date;
(2) The issue duration date (month and year) is obtained when the issue duration is added to the later of the contract effective date or the benefit change date;
(3) Issue duration equals 1 plus the number of whole years from the later of the contract effective date or the benefit change date until the final payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number; or
(4) Benefit change date is the date of the most recent change, if any, of the guaranteed payment period.

Early Withdrawal Charge

Withdrawals may be subject to an early withdrawal charge. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract:

Number of Years from Contract Effective Date*	Early Withdrawal Charge
1 or more, but fewer than 2	6%
2 or more, but fewer than 3	5%
3 or more, but fewer than 4	4%
4 or more, but fewer than 5	3%
5 or more, but fewer than 6	2%
6 or more, but fewer than 7	1%
7 or more	0%

The early withdrawal charge, in effect, is a deferred sales charge imposed to reimburse the Company for unrecovered acquisition and distribution costs.

Internal Exchanges. In the case of amounts transferred from a prior contract or arrangement issued or administered by the Company or certain of its affiliates, the "Number of Years from Contract Effective Date" is calculated from the date of the first Purchase Payment made under the individual's account under the prior contract or if earlier, the effective date of the individual's account under the prior contract or arrangement. There is no surrender charge under this contract on amounts transferred or rolled over as an internal transfer when the prior contract or arrangement imposed a front end load, there was no applicable surrender charge under the prior contract, or arrangement or if the prior contract or arrangement would not have assessed a surrender charge if the money had been transferred to a contract issued by a non–affiliated company.

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* For participants under a group contract, the early withdrawal charge will be calculated based upon the number of years from the certificate effective date.

Reduction or Elimination of the Early Withdrawal Charge. We may reduce or eliminate the early withdrawal charge when sales of the contract are made to individuals or a group of individuals in such a manner that results in savings of sales expenses. The entitlement to such a reduction in the early withdrawal charge will be based on one or more of the following criteria:

- The size and type of group of individuals to whom the contract is offered;
- The type and frequency of administrative and sales services to be provided; or
- Whether there is a prior or existing relationship with the Company such as being an employee or former employee of the Company or one of its affiliates; receiving distributions or making internal transfers from other contracts or arrangements offered by the Company or one of its affiliates; or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

Any reduction or elimination of the early withdrawal charge will not be unfairly discriminatory against any person.

Death Benefit

If the annuitant or both annuitants, as applicable, die before all guaranteed payments are paid, payments will continue to the beneficiary in the manner stated in your contract.

Payment of Death Benefit. Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. **See "FEDERAL TAX CONSIDERATIONS"** for rules that apply if you have elected to delay your payment start date under a nonqualified annuity and you die before the annuity starting date. A lump–sum payment of any death benefit may be requested within six months following the date of death. If a lump–sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven calendar days following our receipt of request in Good Order. A lump–sum payment may be requested at any time (even after the six month period) if you had elected the right to withdraw. If a cash refund feature was elected, the death benefit will be paid in one lump sum to the beneficiary.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the address referenced under the "**CONTRACT OVERVIEW – Questions: Contacting the Company**" section of this prospectus.

If the contract holder who is not the annuitant dies, income payments will continue to be paid to the payee in the form specified in the contract. If no payee survives the death of the contract holder, income payments will be made to the annuitant. Such payments will be paid at least as rapidly as under the method of distribution then in effect.

Death Benefit Amount. If you elect a right to withdraw, the death benefit value will be determined as described under "*Withdrawal*s" in this Appendix. No early withdrawal charge will apply. If the contract is issued with guaranteed payments and with no right to withdraw, the rate used to determine the value of the remaining guaranteed payments will be the fixed annuity present value interest rate shown in the contract.

The value of the death benefit will be determined as of the next valuation following the Company's receipt at its Customer Service of proof of death acceptable to us and a request for payment in Good Order.

APPENDIX C: CALCULATION OF PRESENT VALUE OF REMAINING GUARANTEED VARIABLE OR FIXED INCOME PAYMENTS

To the extent that the contracts allow for the full or partial withdrawal of the present value of remaining guaranteed variable or fixed income payments, the present value for each will be calculated as follows:

Withdrawals – Variable Income

The present value of remaining guaranteed variable income payments is calculated as follows:

Present Value = [Units x Current Unit Value] x Annuity Factor

Where Annuity Factor equals:

Annuity Factor = [(1 – v ^ n) / d] x { 1 / [(1 + i) ^ (b / (365 / m))] }

Notes: [(1 – v ^ n) / d] is the present value of \$1 / mode with the first payment due immediately.

{ 1 / [(1 + i) ^ (b / (365 / m))] } is a discount factor representing the time value difference between the first payment being due immediately and the actual number of days before the first payment is due.

Where:

i = [(1 + AIR) ^ (1 / mode)] – 1
v = 1 / (1 + i)
d = i / (1 + i)
n = number of remaining guaranteed payments
m = number of payments per year (mode)
b = days until the next scheduled payment

This is calculated for each fund held and summed for a total present value amount.

Withdrawals – Fixed Income

The present value of remaining guaranteed fixed income payments is calculated as follows:

Present Value = Fixed Benefit x Annuity Factor

Where Annuity Factor equals:

Annuity Factor = [(1 – v ^ n) / d] x { 1 / [(1 + i) ^ (b / (365 / m))] }

Notes: [(1 – v ^ n) / d] is the present value of $1 / mode with the first payment due immediately.

{ 1 / [(1 + i) ^ (b / (365 / m))] } is a discount factor representing the time value difference between the first payment being due immediately and the actual number of days before the first payment is due.

Where:

i = [(1 + adjusted contract rate) ^ (1 / mode)] – 1
v = 1 / (1 + i)
d = i / (1 + i)
n = number of remaining guaranteed payments
m = number of payments per year (mode)
b = days until the next scheduled payment

Examples

Withdrawal (assuming variable income with one fund)
The present value of remaining guaranteed variable income payments is calculated as follows (assumes 24 remaining monthly payments will be fully withdrawn):

Let Units = 10 and Current Unit Value = $15,

Present Value = 10 x $15 x 23.1825 = $3,477.37

Where Annuity Factor equals:

[(1 – 0.997137 ^ 24) / 0.002863] x { 1 / [(1 + 0.002871) ^ (20 / (365 / 12))] }
= 23.1825

Where:
Let AIR = 3.5%

i = [(1 + 0.035) ^ (1 / 12)] – 1 = 0.002871
v = 1 / (1 + 0.002871) = 0.997137
d = 0.002871 / (1 + 0.002871) = 0.002863
n = 24
m = 12
b = 20

<u>Withdrawals (assuming fixed income)</u>

The present value of remaining guaranteed fixed income payments is calculated as follows (assumes 24 remaining monthly payments will be fully withdrawn) (using equivalent assumptions as the variable example to see the similarity):

Let Fixed Benefit = $150,

Present Value = $150 x 23.1825 = $3,477.37

Where Annuity Factor equals:

$[(1 - 0.997137 ^ 24) / 0.002863] \times \{ 1 / [(1 + 0.002871) ^ (20 / (365 / 12))] \}$
= 23.1825

Where:

Let the Adjusted Contract Rate = 3.5%

$i = [(1 + 0.035) ^ (1 / 12)] - 1 = 0.002871$
$v = 1 / (1 + 0.002871) = 0.997137$
$d = 0.002871 / (1 + 0.002871) = 0.002863$
$n = 24$
$m = 12$
$b = 20$

HOW TO GET MORE INFORMATION

The Statement of Additional Information ("SAI") includes additional information about the Contract and the Separate Account, and is incorporated by reference into this prospectus. The SAI is available without charge, upon request, by calling us toll-free at 1-800-584-6001. You also can request other information and make other inquiries by calling that toll-free number.

Reports and other information about the Contract, the Company and the Separate Account are available on the SEC's website, www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

VARIABLE ANNUITY ACCOUNT C
of
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Statement of Additional Information Dated May 1, 2022

VOYA FLEXIBLE INCOME ANNUITY
A FIXED OR VARIABLE, GROUP AND/OR INDIVIDUAL IMMEDIATE ANNUITY CONTRACT
issued to

Traditional Individual Retirement Annuity ("IRA") under Tax Code Section 408(b)
and
Employees of Plans Established by Eligible Organizations under Tax Code Sections 401, 403(b) and 457

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus for the Voya Retirement Insurance and Annuity Company Contracts referenced above. The prospectus sets forth information that a prospective Investor ought to know before investing. You may obtain a free copy of the Prospectus, by either contacting Customer Service at Defined Contract Administration, P.O. Box 990063, Windsor, CT 06199-0063, 1-800-584-6001 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company ("VRIAC," the "Company," "we," "us" and "our") issues the Contracts described in the prospectus and is responsible for providing each Contracts' insurance and annuity benefits. All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our General Account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the Separate Account.

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the Funds or affiliates of the Funds used as funding options under the Contract. **(See "CHARGES AND FEES" in the prospectus.)**

The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the Funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "Contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C
(THE "SEPARATE ACCOUNT")

We established Variable Annuity Account C under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The Separate Account was established by the Company for the purpose of funding variable annuity contracts issued by the Company. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Although we hold title to the assets of Variable Annuity Account C, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. All obligations arising under the Contracts are obligations of the Company. All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our General Account.

The Separate Account is divided into Subaccounts. Purchase Payments to accounts under the Contract may be allocated to one or more of the Subaccounts. Each Subaccount invests in the shares of only one of the Funds offered under the Contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the Contract. The availability of the Funds is subject to applicable regulatory authorization. Not all Funds are available in all jurisdictions, under all Contracts or under all plans.

SERVICES

Third Party Compensation Arrangements

Please be aware that:
- The Company may seek to promote itself and the Contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the Contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the Contract Holder, the Company may make payments to the Contract Holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

Experts

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2021, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, included in the Statement of Additional Information, have been audited by _____, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of _____ is _____. [Information to be updated by Post-Effective Amendment.]

PRINCIPAL UNDERWRITER

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for Contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. The Contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the Contracts is continuous. **A description of the manner in which contracts are purchased may be found in the prospectus under the section titled "CONTRACT PURCHASE AND PARTICIPATION."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2021, 2020 and 2019 amounted to $[XX,XXX,XXX.XX], $67,609,346.50 and $54,558,355.73, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company. [Information to be updated by Post-Effective Amendment.]

PERFORMANCE REPORTING

We may advertise different types of historical performance for the Subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the Subaccounts or the Funds.

Standardized Average Annual Total Returns

We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the Subaccounts over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the Separate Account or from the date the Fund was first available under the Separate Account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges, if any, and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns

We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of an annual maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the Fund's inception date, if that date is earlier than the one we use for standardized returns.

INCOME PAYMENTS

Your variable Income Payments will fluctuate as the Annuity Unit Value(s) ("AUV") fluctuates with the investment experience of the selected subaccount(s). The first income payment and subsequent income payments also vary depending upon the assumed annual net return rate selected (3.5% or 5% per annum). Currently only 3.5% assumed annual net return rate is available. Selection of a 5% rate causes a higher first Income Payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Income Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first Income Payment, but subsequent Income Payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

A fixed number of annuity units ("Annuity Units") are determined in each of the designated subaccounts on the contract effective date. When you select variable income payments, your account value purchases Annuity Units of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. The number of Annuity Units, which generally does not change thereafter, is calculated by dividing (a) by (b), where (a) is the amount of the income payment as if the payment was calculated as of the contract effective date, and (b) is the AUV for that investment option on the contract effective date. The first payment will be calculated as of the 10th valuation before the payment due date, which depends upon the payment frequency you have selected. As noted above, AUV fluctuate from one valuation to the next (see "**THE CONTRACT -** *The Variable Income Payments*" in the prospectus); such fluctuations reflect changes in the net investment factor for the applicable subaccount(s) (with a 10 valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed annual net return rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for each subaccount selected.

Example:

Assume that you purchase a single premium immediate annuity contract with a $50,000 premium. The payment option that you select has a payment factor of $6.68 per $1,000 of value applied. Also assume that no premium tax charge is payable.

If a payment was determined as of the contract effective date, that payment would be calculated by multiplying $6.68 per $1,000 by 50.000. This would produce an initial payment of $334.00.

Assume that the value of the Annuity Unit on the contract effective date is 13.400000. The payment calculated as of the contract effective date is divided by the AUV to determine the number of Annuity Units (that is, $334.00/13.400000 = 24.925 Annuity Units). The number of Annuity Units will generally remain constant over the term of your contract as determined by the income payment option you select. The value of each payment will be determined on the 10th valuation before the payment due date by multiplying the number of Annuity Units by that date's AUV.

Payments will subsequently fluctuate depending upon the net investment performance that occurs between payment valuation dates less a factor that represents the assumed annual net return rate. This offsets the assumed annual net return rate built into the number of Annuity Units determined above.

AUVs are calculated on a daily basis by multiplying the AUV by the daily net return factor and by a factor to reflect the daily assumed annual net return rate. The factor for a 3.5% assumed annual net return rate is 0.9999058 and for 5.0% is 0.9998663. The new payment is calculated by multiplying the number of Annuity Units by the new AUV.

FINANCIAL STATEMENTS

Included in this SAI are the financial statements of Variable Annuity Account C and Voya Retirement Insurance and Annuity Company, as follows:

- Financial Statements of Variable Annuity Account C:
  - ▷ Report of Independent Registered Public Accounting Firm
  - ▷ Statements of Assets and Liabilities as of December 31, 2021
  - ▷ Statements of Operations for the year ended December 31, 2021
  - ▷ Statements of Changes in Net Assets for the years ended December 31, 2021 and 2020
  - ▷ Notes to Financial Statements
- Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
  - ▷ Report of Independent Registered Public Accounting Firm
  - ▷ Consolidated Balance Sheets as of December 31, 2021 and 2020
  - ▷ Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019
  - ▷ Consolidated Statements of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019
  - ▷ Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2021, 2020 and 2019
  - ▷ Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019
  - ▷ Notes to Consolidated Financial Statements

  [Financial Statements to be filed in a Post-Effective Amendment to this Registration Statement.]

PART C
OTHER INFORMATION

Item 27. Exhibits

(a)		Resolution establishing Variable Annuity Account C • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
(b)		Not applicable
(c)	(1)	Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
	(2)	Underwriting Agreement dated November 20, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.
(d)	(1)	Variable Annuity Contract (A050SP96) • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-09515), as filed on August 2, 1996.
	(2)	Variable Annuity Contract (A050SP99) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
	(3)	Variable Annuity Contract (SPIA(GR)99) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
	(4)	Variable Annuity Contract Certificate (SPIA(GR)-99CERT) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
	(5)	Endorsement SPIAE99 to Variable Annuity Contract A050SP99 • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
	(6)	Endorsement SPIAE-01 to Variable Annuity Contract A050SP99 • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 18, 2001.
	(7)	Endorsement SPIAEVW99 to Variable Annuity Contract A050SP99 • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
	(8)	Endorsement SPIAEW99 to Variable Annuity Contract A050SP99 • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
	(9)	Endorsement SPIAEVPG99 to Variable Annuity Contract A050SP99 • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
	(10)	Endorsement SPIAEVMI-01 to Variable Annuity Contract A050SP99 • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 18, 2001.
	(11)	Endorsement E401SP96 to Variable Annuity Contract A050SP99 • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.

(12)	Endorsement E403SP96 to Variable Annuity Contract A050SP99 • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(13)	Endorsement SPIA457-99 to Variable Annuity Contract A050SP99 • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(14)	Endorsement SPIAE(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(15)	Endorsement SPIAEVW(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(16)	Endorsement SPIAEW(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(17)	Endorsement SPIAEVPG(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(18)	Endorsement SPIAE401(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(19)	Endorsement SPIAE403(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(20)	Endorsement SPIAE457(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(21)	Endorsement SPIAEIRA(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(22)	Endorsement EEGTRRA-HEG(01) to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)99CERT • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2002.
(23)	Endorsement EVNMCHG (09/14) to Contract SPIA(GR)-99, A050SP99 and Certificate SPIAGR-99CERT Company (name change) • Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement on Form N-4 (File No. 333-109622), as filed on April 16, 2015.
(24)	Endorsement E-DCSECURE-20 to Contracts A050SP99 and SPIA(GR)99 • Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 (File No. 333-109622), as filed on April 20, 2021.
(25)	Endorsement E-IRASECURE-20 to Contracts A050SP99 and SPIA(GR)99 • Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 (File No. 333-109622), as filed on April 20, 2021.
(26)	Variable Annuity Contract Schedule A050SP99(5/09) • Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 333-109622), as filed on April 14, 2010.
(e) (1)	Variable Annuity Contract Information Form (121665) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
(2)	Variable Annuity Contract Information Form (121665) for New York • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.

	(3)	Contract Application Form 121665 (01/09) • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 333-109622), as filed on April 14, 2013.
(f)	(1)	Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
	(2)	Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(g)		Not applicable
(h)	(1)	Fund Participation Agreement dated December 1, 1997 among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.
	(2)	Service Agreement dated December 1, 1997 between Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.
	(3)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Calvert Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
	(4)	Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
	(5)	Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.
	(6)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
	(7)	Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-85618), as filed on February 1, 2007.

(8)   Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust) entered into as of April 16, 2007 among Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(9)   Fund Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

(10)   Service Agreement effective June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

(11)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between AIM Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(12)   Fund Participation, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC and Voya Investments Distributor, LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(13)   Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(14)   Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(15)   Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(16)   Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(i)   Not applicable

(j)   (1)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.

(2)	Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.
(3)	Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as "Voya Retirement Insurance and Annuity Company") • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.
(4)	Amendment No. 4, effective March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (IIM) (now known as Voya Investment Management LLC or VIM) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.
(5)	Amendment No. 5, effective as of May 1, 2020, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2020 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2020.
(6)	Amendment No. 6, effective as of July 1, 2020, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2020 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2020.
(k)	Opinion and Consent of Counsel **[To be added by Post-Effective Amendment.]**
(l)	Consent of Independent Registered Public Accounting Firm **[To be added by Post-Effective Amendment.]**
(m)	Not applicable
(n)	Not applicable
(o)	Form of Initial Summary Prospectus
99.16	Powers of Attorney

Item 28. Directors and Officers of the Depositor* [Information to be updated by Post-Effective Amendment.]

Name and Principal Business Address	Positions and Offices with Depositor
Charles P. Nelson, Work at Home, Washington	Director and President
Michael S. Smith, Work at Home, Pennsylvania	Director, Chairman and Executive Vice President
Robert L. Grubka, 20 Washington Avenue South, Minneapolis, MN 55401	Director and Senior Vice President
Michael R. Katz, Work at Home, Pennsylvania	Director, Senior Vice President and Chief Financial Officer
Heather H. Lavallee, One Orange Way, Windsor, CT 06095-4774	Director and Senior Vice President
Francis G. O'Neill, Work at Home, Massachusetts	Director, Senior Vice President and Chief Risk Officer
Mona Zielke, Work at Home, Florida	Director and Vice President
Larry N. Port, One Orange Way, Windsor, CT 06095-4774	Executive Vice President and Chief Legal Officer
C. Landon Cobb, Jr., Work at Home, Georgia	Senior Vice President and Chief Accounting Officer
William S. Harmon, Work at Home, Colorado	Senior Vice President
Rachel M. Reid, Work at Home, Georgia	Senior Vice President and Assistant Secretary

Matthew Toms, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Senior Vice President
Michele White, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
Rajat P. Badhwar, Work at Home, Virginia	Chief Information Security Officer
Brian J. Baranowski, One Orange Way , Windsor, CT 06095-4774	Vice President, Compliance
Monalisa Chowdhury, Work at Home, Georgia	Vice President
Regina A. Gordon, One Orange Way , Windsor, CT 06095-4774	Vice President and Chief Compliance Officer
Carol B. Keen, Work at Home, Florida	Vice President
Kyle A. Puffer, Work at Home, Connecticut	Vice President and Appointed Actuary
Kevin J. Reimer, Work at Home, Georgia	Vice President and Treasurer
John Thistle, Work at Home, Massachusetts	Vice President
Melissa A. O'Donnell, Work at Home, Minnesota	Secretary

*   These individuals may also be directors and/or officers of other affiliates of the Company.

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant [Information to be updated by Post-Effective Amendment.]

Voya Financial, Inc.
HOLDING COMPANY SYSTEM

09-30-2021

Voya Financial, Inc.
Non-Insurer (Delaware) 52-1222820
NAIC 4832

Pen-Cal Administrators, Inc.
Non-Insurer (California) 94-2695108

Voya Services Company
Non-Insurer (Delaware) 52-1317217

Voya Payroll Management, Inc.
Non-Insurer (Delaware) 52-2197204

Voya Holdings Inc.
Non-Insurer (Connecticut) 02-0488491

09/30/21

Page 1

Voya Benefits Company, LLC
Non-Insurer (Delaware) 83-0965809

Benefit Strategies, LLC
Non-Insurer (New Hampshire) 26-0003294

Voya Financial Advisors, Inc.
Non-Insurer (Minnesota) 41-0945505

Voya Investment Management LLC
Non-Insurer (Delaware) 58-2361003

Voya Investment Management Co. LLC
Non-Insurer (Delaware) 06-0888148

Voya Investment Trust Co.
Non-Insurer (Connecticut) 06-1440627

Voya Investment Management (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Services (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Alternative Assets LLC
Non Insurer (Delaware) 13-4038444

Voya Alternative Asset Management LLC
Non-Insurer (Delaware) 13-3863170

Voya Realty Group LLC
Non-Insurer (Delaware) 13-4003969

- Voya Pomona Holdings LLC
Non-Insurer (Delaware) 13-4152011
    - Pomona G. P. Holdings LLC (*a)
Non-Insurer (Delaware) 13-4150600
    - Pomona Management LLC
Non-Insurer (Delaware) 13-4149700
- Voya Alternative Asset Management Ireland Limited
Non-Insurer (Ireland)

09/30/21

- Voya Capital, LLC
Non-Insurer (Delaware) 86-1020892

Page 2

- Voya Funds Services, LLC
Non-Insurer (Delaware) 86-1020893
    - Voya Investments Distributor, LLC
Non-Insurer (Delaware) 03-0485744
    - Voya Investments, LLC
Non-Insurer (Arizona) 03-0402099
- RiverRoch LLC (*b)
Non-Insurer (Delaware) 84-3548142
- Oconee Real Estate Holdings LLC (*c)
Non-Insurer (Delaware) 85-1578755
- Voya Retirement Insurance and Annuity Company
Insurer (Connecticut) 71-0294708 NAIC 86509
    - Voya Financial Partners, LLC
Non-Insurer (Delaware) 06-1375177

09/30/21

    - Voya Institutional Plan Services, LLC
Non-Insurer (Delaware) 04-3516284

Page 3

    - Voya Retirement Advisors, LLC
Non-Insurer (New Jersey) 22-1862786
- Voya Institutional Trust Company
Non-Insurer (Connecticut) 46-5416028
- ReliaStar Life Insurance Company
Insurer (Minnesota) 41-0451140 NAIC 67105
    - ReliaStar Life Insurance Company of New York
Insurer (New York) 53-0242530 NAIC 61360
    - Roaring River, LLC
Insurer (Missouri) 26-3355951 NAIC 13583
- ILICA LLC
Non-Insurer (Connecticut) 06-1067464
- Voya International Nominee Holdings, Inc.
Non-Insurer (Connecticut) 06-0952776
- Voya Insurance Solutions, Inc.
Non-Insurer (Connecticut) 06-1465377
- Roaring River IV Holding, LLC
Non-Insurer (Delaware) 46-3607309
    - Roaring River IV, LLC
Insurer (Missouri) 80-0955075 NAIC 15365
- Voya Custom Investments LLC
Non-Insurer (Delaware) 02-0488491
- SLDI Georgia Holdings, Inc.
Non-Insurer (Georgia) 27-1108872
    - Voya II Custom Investments LLC
Non-Insurer (Delaware) 27-1108872
        - Rancho Mountain Properties, Inc.
Non-Insurer (Delaware) 27-2987157
- Security Life Assignment Corporation
Non-Insurer (Colorado) 84-1437826
- IIPS of Florida, LLC
Non-Insurer (Florida)

09/30/21

- Voya Special Investments, Inc. (*d)
Non-Insurer (Delaware) 85-1775946

| VFI SLK Global Services Private Limited (*e) |
| Non-Insurer (India) |

*a Pomona G. P. Holdings LLC owned 50% by Voya Pomona Holdings LLC and 50% by Third Party Shareholder.
*b RiverRoch LLC owned 53.7% by Voya Retirement Insurance and Annuity Company, owned 10.8% by ReliaStar Life Insurance Company, owned 10.8% by Security Life of Denver Insurance Company and owned 24.7% by Non-Affiliate Member.
*c Oconee Real Estate Holdings LLC owned 30.4% by Voya Retirement Insurance and Annuity Company, owned 19% by ReliaStar Life Insurance Company, owned 8.6% by Security Life of Denver Insurance Company and owned 42% by Non-Affiliate Member.
*d Voya Special Investments, Inc. owned 0.2% by Voya Financial, Inc., 49.9% by Voya Retirement Insurance and Annuity Company and 49.9% by ReliaStar Life Insurance Company.
*e VFI SLK Global Services Private Limited owned 49% by Voya Financial, Inc. and owned 51% by SLK Software Services Private Limited.

Item 30. Indemnification [Information to be updated by Post-Effective Amendment.]

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-77d. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Item 31. Principal Underwriter [Information to be updated by Post-Effective Amendment.]

(a) In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (1) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act); (2) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act); (3) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act); (4) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act); (5) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act); (6) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act); and (7) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b) The following are the directors and officers of the Principal Underwriter:

Name and Principal Business Address	Positions and Offices with Underwriter
William P. Elmslie, Work at Home, Connecticut	Director
Andre D. Robinson, Work at Home, Pennslyvania	Director
Bridget J. A. Witzeman, Work at Home, Ohio	Managing Director
Rajat P. Badhwar, Work at Home, Virginia	Chief Information Security Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren, Work at Home, Connecticut	Chief Financial Officer
Frederick H. Bohn, Work at Home, Massachusetts	Assistant Chief Financial Officer
Francis G. O'Neill, Work at Home, Massachusetts	Senior Vice President and chief Risk Officer
Melissa A. O'Donnell, Work at Home, Minnesota	Secretary
M. Bishop Bastien, Work at Home, California	Vice President
Lisa S. Gilarde, One Orange Way, Windsor, CT 06095-4774	Vice President
Gavin T. Gruenberg, Work at Home, California	Vice President
Mark E. Jackowitz, 22 Century Hill Drive, Suite 101, Latham, NY 12110	Vice President
Carol B. Keen, Work at Home, Florida	Vice President
George D. Lessner, Jr., Work at Home, Texas	Vice President
David J. Linney, 2925 Richmond Avenue, Suite 1200, Houston, TX 77098	Vice President
Laurie A. Lombardo, One Orange Way, Windsor, CT 06095-4774	Vice President
Benjamin Moy, Work at Home, Massachusetts	Vice President
Niccole A. Peck, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Kevin J. Reimer, Work at Home, Georgia	Vice President and Assistant Treasurer
Frank W. Snodgrass, Work at Home, Tennessee	Vice President
Tina M. Schultz, Work at Home, Minnesota	Assistant Secretary
Judson Bryant, Work at Home, Georgia	Tax Officer
Cindy S. Craytor, Work at Home, Georgia	Tax Officer
Andrew M. Kallenberg, Work at Home, Georgia	Tax Officer

(c) Compensation to Principal Underwriter during last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption or Annuitization	(4) Brokerage Commissions	(5) Compensation*
Voya Financial Partners, LLC				$[XX,XXX,XXX.XX]

* Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of Voya Retirement Insurance and Annuity Company during 2021.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, CT 06095-4774 and at Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

Item 33. Management Services

Not applicable

Item 34. Undertakings

The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), it is relying on and complies with the terms of the SEC Staff's No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans. See ING Life Insurance and Annuity Company; S.E.C. No-Action Letter, 2012 WL 3862169, August 30, 2012.

Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 13th day of December 2021.

> VARIABLE ANNUITY ACCOUNT C OF
> VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
> *(Registrant)*
>
> By: VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
> *(Depositor)*
>
> By: Charles P. Nelson*
>   Charles P. Nelson
>   President
>   (principal executive officer)

As required by the Securities Act of 1933, this Post-Effective Amendment No. 26 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Charles P. Nelson* Charles P. Nelson	Director and President (principal executive officer)	
Robert L. Grubka* Robert L. Grubka	Director	
Michael R. Katz* Michael R. Katz	Director and Chief Financial Officer (principal financial officer)	
Heather H. Lavallee* Heather H. Lavallee	Director	December 13, 2021
Francis G. O'Neill* Francis G. O'Neill	Director	
  Mona Zielke	Director	
Michael S. Smith* Michael S. Smith	Director	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Chief Accounting Officer (principal accounting officer)	

By: /s/ Peter M. Scavongelli
      Peter M. Scavongelli
      *Attorney-in-Fact

---

* Executed by Peter M. Scavongelli on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

EXHIBIT INDEX

Exhibit No.	Exhibit
27(k)	Opinion and Consent of Counsel [To be added by Post-Effective Amendment.]
27(l)	Consent of Independent Registered Public Accounting Firm [To be added by Post-Effective Amendment.]
27(o)	Form of Initial Summary Prospectus
99.16	Powers of Attorney